Registration No.

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM N-4

   REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940



                         CARILLON ACCOUNT
                    (Exact Name of Registrant)

            The Union Central Life Insurance Company
                        (Name of Depositor)

           1876 Waycross Road, Cincinnati, Ohio 45240
      (Address of Depositor's Principal Executive Offices)

                          (513) 595-2600
                  (Depositor's Telephone Number)

Theresa M. Brunsman, Esq.                  Copy to:
The Union Central Life Insurance Company   Jones & Blouch L.L.P.
P.O. Box 40888                             Suite 405 West
Cincinnati, Ohio 45240                     1025 Thomas Jefferson
St, NW
(513) 595-2919                             Washington, D.C. 20007
(Name and Address of Agent for Service)



Title of Securities Being Registered: Individual Flexible Premium Deferred Variable Annuities

Approximate date of proposed public offering:   December   , 2003

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Home Office:
1876 Waycross Road
Cincinnati, Ohio 45240
Telephone: 1-800-319-6902

                     PROSPECTUS
    Flexible Premium Deferred Variable Annuity

                  CARILLON ACCOUNT
                         of
     THE UNION CENTRAL LIFE INSURANCE COMPANY

This prospectus describes an annuity contract ("the Contract") offered by The Union Central Life Insurance Company ("we" or "us" or "Union Central"). The Contract is a flexible premium deferred variable annuity contract. The Contract is designed for use in connection with all types of retirement plans. We offer another variable annuity contract which also invests in the Subaccounts ("VA I"). The VA I Contract has lower current mortality and expense charges, but also imposes surrender charges that do not apply to this Contract. To obtain more information about this policy, contact your agent or call us.

Your Contract's premiums may be allocated to any of the Subaccounts of the Carillon Account, our variable annuity separate account.

Carillon Account is divided into thirty-one "Subaccounts," each of which invests in shares of a single investment portfolio
("Portfolio") of an underlying mutual fund ("Fund"). We will provide you with a prospectus for each Portfolio with this Prospectus. The available Portfolios consist of:

o   two Portfolios of AIM Variable Insurance Funds
    ("AIM Fund"),

o   two Portfolios of The Alger American Fund ("Alger
    American Fund"),

o   two Portfolios of American Century Variable
    Portfolios, Inc. ("American Century Fund"),

o   one Portfolio of Franklin Templeton Variable
    Insurance Products Trust ("Franklin Templeton Fund")

o   five Portfolios of MFS Variable Insurance Trust ("MFS
    Fund"),

o   one Portfolio of Neuberger Berman Advisers Management
    Trust ("Neuberger Berman Fund"),

o   two Portfolios of Oppenheimer Variable Account Funds
    ("Oppenheimer Fund"),

o   three Portfolios of Scudder Variable Series I
    ("Scudder Fund"),

o   two Portfolios of Seligman Portfolios, Inc.
    ("Seligman Fund"),

o   nine Portfolios of Summit Mutual Funds, Inc. Pinnacle
    Series ("Summit Fund"), and

o two portfolios of The Universal Institutional Funds, Inc. ("UIF Fund").


Premiums that you allocate to Carillon Account will vary with the investment performance of the Portfolio(s) you select. Similarly, the amount of any variable annuity benefit payments will vary with the investment performance of the Portfolio(s) you select.

Additional information about Carillon Account and the variable portion of the Contracts has been filed with the Securities and Exchange Commission ("SEC") in the form of a Statement of Additional Information ("SAI"). The SAI is dated May 1, 2003, and is incorporated herein by reference. You may obtain the SAI without charge by writing us at the address given above or by calling the listed telephone number.

THE SEC HAS NOT APPROVED OR DISAPPROVED THE CONTRACTS.  NEITHER
THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS
TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

  Please Read This Prospectus Carefully and Retain It for
                  Future Reference.

     The date of this prospectus is December __, 2003.

TABLE OF CONTENTS
DEFINITIONS . . . . . . . . . . . . . . . . . . . . . .4
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . .6
The Contract and the Investment Options . . . . . . . .6
Premiums. . . . . . . . . . . . . . . . . . . . . . . .7
Surrenders. . . . . . . . . . . . . . . . . . . . . . .7
Transfers . . . . . . . . . . . . . . . . . .. . . . . 7
Annuity Benefit Payments. . . . . . . . . . . . . . . .7
Charges . . . . . . . . . . . . . . . . . . . . . . . .8
SUMMARY OF SEPARATE ACCOUNT EXPENSES. . . . . . . . . .8
THE UNION CENTRAL LIFE INSURANCE COMPANY AND CARILLON ACCOUNT . .
.. . . . . . . . . . . . . . . . . . . . . .9
The Union Central Life Insurance Company. . . . . . . .10
Carillon Account. . . . . . . . . . . . . . . . . . . .10
The Funds . . . . . . . . . . . . . . . . . . . . . . 11
Additions, Deletions or Substitutions of Investments. 13
THE CONTRACT. . . . . . . . . . . . . . . . . . . . . 14
Purchasing a Contract . . . . . . . . . . . . . . . . 14
Premiums. . . . . . . . . . . . . . . . . . . . . . . 14
Crediting of Accumulation Units . . . . . . . . . . . Error!
Bookmark not defined.
Value of Accumulation Units . . . . . . . . . . . . . 15
Self-Service Access to Information and Services . . . 17
Transfers . . . . . . . . . . . . . . . . . . . . . . 17
Special Transfers - Dollar Cost Averaging . . . . . . 20
Portfolio Rebalancing Plan. . . . . . . . . . . . . . 21
Interest Sweep Plan . . . . . . . . . . . . . . . . . Error!
Bookmark not defined.
Surrenders. . . . . . . . . . . . . . . . . . . . . . 21
Personal Income Plan. . . . . . . . . . . . .. . . . .22
CHARGES AND OTHER DEDUCTIONS. . . . . . . . . . . . . 23
Administration Fees . . . . . . . . . . . . . . . . . 23
Mortality and Expense Risk Charge . . . . . . . . . . 23
Surrender Charge (Contingent Deferred Sales Charge)      for VA I
Contracts. . . . . . . . . . . . . . . . . . Error! Bookmark not
defined.
Terminal Illness/Confinement. . . . . . . . . . . . . Error!
Bookmark not defined.
Other Waivers or Reductions of Surrender Charge . . . Error!
Bookmark not defined.
Premium Taxes . . . . . . . . . . . . . . . . . . . . 24
Fund Expenses . . . . . . . . . . . . . . . . . . . . 24
BENEFITS UNDER THE CONTRACT . . . . . . . . . . . . . 24
Death Benefits. . . . . . . . . . . . . . . . .. . . .25
Annuity Benefit Payments. . . . . . . . . . . . . . . Error!
Bookmark not defined.
THE GUARANTEED ACCOUNT. . . . . . . . . . . . . . . . Error!
Bookmark not defined.
General Description . . . . . . . . . . . . . . . . . Error!
Bookmark not defined.
Guaranteed Account Accumulations. . . . . . . . . . . Error!
Bookmark not defined.
Fixed Annuity Benefit Payments. . . . . . . . . . . . Error!
Bookmark not defined.
Surrenders. . . . . . . . . . . . . . . . . . . . . . Error!
Bookmark not defined.
Transfers . . . . . . . . . . . . . . . . . . . . . . Error!
Bookmark not defined.
GENERAL MATTERS . . . . . . . . . . . . . . . . . . . 30
Designation of Beneficiary. . . . . . . . . . . . . . 30
10-Day Right to Examine Contract. . . . . . . . . . . 30
Contract Owner's Inquiry. . . . . . . . . . . . . . . 30
Contract Owner's Reports. . . . . . . . . . . . . . . 31
FEDERAL TAX MATTERS . . . . . . . . . . . . . . . . . 31
Introduction. . . . . . . . . . . . . . . . . . . . . 31
Tax Status of Contracts . . . . . . . . . . . . . . . 31
Qualified Plans . . . . . . . . . . . . . . . . . . . 34
TEXAS OPTIONAL RETIREMENT PROGRAM RESTRICTIONS. . . . 35
DISTRIBUTION OF THE CONTRACTS . . . . . . . . . . . . 35
VOTING RIGHTS . . . . . . . . . . . . . . . . . . . . 36
PERFORMANCE DATA. . . . . . . . . . . . . . . . . . . 37
FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . 37
APPENDIX A (Accumulation Unit Values) . . . . . . . . 38
APPENDIX B - IRA DISCLOSURE STATEMENT . . . . . . . . 43
Part I.  Traditional IRA and SEP-IRA. . . . . . . . . 44
Part II.  SIMPLE-IRA. . . . . . . . . . . . . . . . . 53
Part III.  Roth IRA . . . . . . . . . . . . . . . . . 54
APPENDIX C - DISCLAIMERS. . . . . . . . . . . . . . . 58
APPENDIX D. . . . . . . . . . . . . . . . . . . . . . 60

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

DISTRIBUTION OF CONTRACTS . . . . . . . . . . . . .B-2
DETERMINATION OF ANNUITY PAYMENTS . . . . . . . . .B-2
PERFORMANCE DATA ADVERTISING. . . . . . . . . . . .B-3
FEDERAL TAX MATTERS . . . . . . . . . . . . . . . .B-8
MISCELLANEOUS CONTRACT PROVISIONS . . . . . . . . .B-10
CUSTODY OF CARILLON ACCOUNT'S ASSETS. . . . . . . .B-11
EXPERTS . . . . . . . . . . . . . . . . . . . . . .B-11
FINANCIAL STATEMENTS OF CARILLON ACCOUNT AND OF
UNION CENTRAL . . . . . . . . . . . . . .(following B-11)

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                      DEFINITIONS

accumulation unit-A unit of measure used to calculate the value of your Variable Account during the Pay-in Period.

accumulation value-The sum of the values of your Contract's investments in the Subaccounts.

Annuitant-A person whose life determines the duration of annuity benefit payments involving life contingencies.

annuity unit-A unit of measure used to calculate variable annuity benefit payments (during the Pay-out Period).

Beneficiary-The person you designate to receive the Contract's death benefit.

Carillon Account-One of our variable annuity separate accounts.
Carillon Account currently is divided into Subaccounts, each of which invests exclusively in one Portfolio of a Fund.

Cash Surrender Value - Your Contract's accumulation value at the end of the valuation period during which we receive a request for total or partial surrender, minus any applicable surrender charges, any applicable annual administration fee and premium taxes not previously deducted.

Contract-The Contract we issue to you.

Contract Date-The date we issue your Contract.

Contract Owner ("You")- the person designated as the owner in the Contract or as subsequently changed. If a Contract has been absolutely assigned, the assignee is the Contract Owner. A collateral assignee is not a Contract Owner.

Contract Year-A period of 12 consecutive months beginning on the Contract Date or any anniversary thereof.

Due Proof of Death-One of the following:

A certified copy of a death certificate;
A certified copy of a decree of a court of competent jurisdiction as to the finding of death;
A written statement by a medical doctor who attended the deceased;
or
Any other proof satisfactory to us.

fixed annuity benefit payments-Annuity benefit payments that are fixed in amount throughout the Pay-out Period.

The Funds-Mutual funds, one or more investment portfolios of which are purchased by Carillon Account. Currently the eleven Funds are: AIM Fund, Alger American Fund, American Century Fund,
Franklin Templeton Fund, MFS Fund, Neuberger Berman Fund,
Oppenheimer Fund, Scudder Fund, Seligman Fund,  Summit Fund, and
UIF Fund .

Investment Options-The Subaccounts of Carillon Account.

Maturity Date-The date on which the Pay-out Period commences
(i.e., when you stop making premium payments to us and we start making annuity benefit payments to you).

Nonqualified Contracts-Contracts that do not qualify for special federal income tax treatment.

Pay-in Period-The period during which you may make payments to us and accumulate Contract values. The Pay-in Period commences on the Contract Date and lasts until the Maturity Date.

Pay-out Period-The period after the Maturity Date during which we make annuity benefit payments to you (referred to in the Contract as the "Annuity Period").

Portfolio-A separate investment portfolio of one of the Funds.

Qualified Contracts-Contracts issued in connection with plans that qualify for special federal income tax treatment.

Subaccount-A part of Carillon Account. Each Subaccount invests exclusively in shares of a different Portfolio.


variable annuity benefit payments-Annuity benefit payments that vary in amount in relation to the investment performance of the Subaccount(s) you select during the Pay-Out Period.

                    SUMMARY

The Contract and the Investment Options

The Contract is designed and offered to aid in the accumulation of funds on a tax-deferred basis for retirement in connection with a broad range of retirement plans, including:

o plans established by persons entitled to the benefits of the Self-Employed Individuals Tax
    Retirement Act of 1962, as amended ("H.R. 10 plans");

o qualified employee pension and profit-sharing trusts or plans described in Section 401(a) and tax-exempt under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code");

o qualified annuity plans described in Section 403(a) of the Code;

o annuity purchase plans adopted by public school systems and certain tax-exempt organizations under
    Section 403(b) of the Code, although loans are not available and you should consult with your adviser about whether that affects your decision to purchase this Contract;

o Individual Retirement Annuities purchased by or on behalf of individuals pursuant to Sections 408
    (traditional and Simple IRAs) and 408A (Roth IRA) of the Code;

o   government deferred compensation plans pursuant to
    Section 457 of the Code;

o   other qualified plans; and

o   nonqualified plans.

Qualified plans provide special tax treatment to participating employees and self-employed individuals and their beneficiaries. While the Contract provides many benefits when used with a qualified plan, you should know that the Contract provides no additional benefit with regard to tax deferral.

You may allocate your Contract's accumulation value among the Contract's Investment Options, which are listed on a chart on pages 8 and 9.

Your Contract's accumulation value will vary according to the investment experience of the Portfolio(s) you select. Similarly, the dollar amount of variable annuity benefit payments will vary according to the investment experience of the Portfolio(s) selected. You bear the entire investment risk for all amounts you allocate to any of the Investment Options.

Premiums

The initial premium must be at least $25,000. Each subsequent premium payment must be at least $25 for Qualified Contracts and $50 for Nonqualified Contracts. You may pay premiums at any time and in any amount, subject to the $25/$50 minimum and a maximum (which we may waive) of $10,000 per Contract Year.

Surrenders

You may totally or partially surrender your Contract and be paid all or part of its accumulation value at any time during the Pay-in Period (unless your Contract was issued in connection with a plan adopted pursuant to Section 403(b) of the Code -- see page
34). In addition, you may return your Contract for a refund within 10 days after receiving it, or longer where required by state law.

Transfers

During the Pay-in Period, you may transfer your accumulation values among the Subaccounts, as frequently as desired, subject to the terms and restrictions imposed by the Contract and the Funds. Transfers generally must be at least $300. Up to twelve transfers may be made each Contract Year without charge. However, a transaction charge (currently $10) is imposed for each transfer in excess of that number.

During the Pay-out Period, you may, once each year, change the Investment Options upon which the amount of your variable annuity benefit payments are calculated by requesting that we transfer annuity reserves among the Portfolios.

Annuity Benefit Payments

You can choose among a variety of types of fixed and variable annuity benefit payments to be made during the Pay-out Period.

If the Annuitant dies before the Maturity Date and the Contract Owner is still living, the Contract Owner will be treated as the Annuitant. If the Contract Owner dies before the Maturity Date, then we will pay the Beneficiary a death benefit equal to the greater of:

o   the Contract's accumulation value, or

o   the adjusted sum of premium payments.


Charges

No sales charge is deducted from your premiums.

We deduct a daily administrative charge at the rate of 0.25% of net assets per year during both the Pay-in and Pay-out Periods.

As compensation for our assumption of mortality and expense risks, we deduct a charge from Carillon Account that is currently 1.20% of net assets per year for your Contract, and will never exceed 2.00% per year. In accordance with state laws, premium taxes will be deducted from some Contracts.

The Funds in which Carillon Account invests pay an investment advisory fee and other expenses which are described in the Fund prospectuses.

       SUMMARY OF SEPARATE ACCOUNT EXPENSES

The following charts and tables describe the fees and expenses that you will pay when buying, owning, and surrendering your Contract.

1. CONTRACT OWNER TRANSACTION EXPENSES (the fees and expenses that you will pay at the time that you buy your Contract, surrender your Contract, or transfer among investment options.
State premium taxes may also be deducted.)

    o SALES LOAD IMPOSED ON PURCHASES (as a percentage of purchase payments) None

    o  MAXIMUM TRANSFER FEE     $15<F1>

2. PERIODIC EXPENSES (the fees and expenses that you will pay periodically while you own your Contract, not including portfolio fees and expenses)

o SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)

    o  MAXIMUM MORTALITY AND EXPENSE RISK CHARGE 2.00%<F2>

    o  ADMINISTRATION FEE     .25%

    o  MAXIMUM TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES
       2.25% <F3>

3. UNDERLYING FUND EXPENSES (the minimum and maximum total operating expenses charged by the Funds, INCLUDING MANAGEMENT FEES, 12B-1 FEES, AND OTHER EXPENSES, that you may pay periodically during the time that you own your Contract. More detail concerning each Fund's fees and expenses is contained in each Fund's prospectus.)

      TOTAL ANNUAL FUND OPERATING EXPENSES

              Minimum        Maximum
               0.43%          1.37%

4. The Example that follows is intended to help you compare the cost of investing in your Contract with the cost of investing in other variable annuity contracts. These costs include maximum contract owner transaction expenses, contract fees, and separate account annual expenses. The Example assumes that you invest $10,000 in your Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

    a) If you surrender, annuitize or do not surrender your Contract at the end of the applicable time period:

MAXIMUM:

    1 year      3 years      5 years      10 years
    $37.11      $112.76      $190.37      $393.34

-----------------

<F1> During the Pay-in Period, up to twelve transfers
     may be made each Contract Year without charge.
     The current charge for transfers is $10.
<F2> The current charge  is 1.20%.
<F3> The current total charge is 1.45%.


    THE UNION CENTRAL LIFE INSURANCE COMPANY
            AND CARILLON ACCOUNT

The Union Central Life Insurance Company

(The following appears in a box to the left of the next paragraph.)
We are a mutual
insurance company


We are a mutual insurance company, organized in 1867 under the laws of Ohio. We are primarily engaged in the sale of life and disability insurance and annuities and are currently licensed to operate in all states and the District of Columbia. The Contract is available in all states, subject to certain state variations.


Carillon Account
(The following appears in a box to the left of the next paragraph.)
Carillon Account is
one of our separate
accounts.

Carillon Account is one of our separate accounts. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean that the SEC supervises the management or investment practices or policies of Carillon Account. Our Board of Directors established Carillon Account on February 6, 1984.

(The following appears in a box to the left of the next paragraph.)
Each Subaccount
of Carillon Account
invests in a different
Fund Portfolio.

Although the assets of Carillon Account belong to us, those assets are held separately from our other assets, and are not chargeable with our liabilities incurred in any other business operations (except to the extent that assets in Carillon Account exceed our liabilities under the variable portion of the Contracts). Accordingly, the income, capital gains, and capital losses incurred on the assets of Carillon Account are credited to or charged against the assets of Carillon Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct. Therefore, the investment performance of Carillon Account is entirely independent of both the investment performance of our general assets and the performance of any other of our separate accounts.

(The following appears in a box to the left of the next paragraph.)

Thirty-one Portfolios
currently are available.

Carillon Account has been divided into Subaccounts, each of which invests in a different Portfolio of the Funds. We may add additional Subaccounts at our discretion.

The Funds

The Funds are mutual funds registered with the SEC. Such registration does not mean that the SEC supervises the management or investment practices or policies of the Funds. Each Fund has one or more additional Portfolios that are not available through the Contract. The assets of each Portfolio are separate from the others and each Portfolio has different investment objectives and policies. As a result, each Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. The Funds and their investment advisers are:

FUND FAMILY AND PORTFOLIOS           FUND TYPE          INVESTMENT ADVISER
AIM V.I. Capital Appreciation Fund,  large cap growth   A I M Advisors, Inc.
Series I

AIM V.I. Growth Fund, Series I       large cap growth   A I M Advisors, Inc.

Alger American Leveraged AllCap      multi-cap growth   Fred Alger Management,
Portfolio, Class                                        Inc.

Alger American MidCap Growth         midcap growth      Fred Alger Management,
Portfolio, Class O                                      Inc.

American Century VP Income &         large cap value    American Century Investment
Growth Fund                                             Management, Inc.

American Century VP Value Fund       multi-cap value    American Century Investment
                                                        Management, Inc.

FTVIPT Templeton Foreign Securities  international      Templeton Investment
Fund, Class 2                        (large cap value)  Counsel, LLC

MFS VIT Emerging Growth Series       multi-cap growth.  Massachusetts Fin
ancial
                                                        Services Company
MFS VIT High Income Series           high yield         Massachusetts Financial
                                     (junk) bonds       Services Company

MFS VIT Investors Trust Series       large cap core     Massachusetts Financial Services
Company

MFS VIT New Discovery Series         small cap growth   Massachusetts Financial Services
Company

MFS VIT Total Return Series          balanced           Massachusetts Financial
                                     (equities and      Services Company
                                     bonds
Neuberger Berman AMT Guardian        large cap value    Neuberger Berman
                                     Portfolio          Management, Inc.

Oppenheimer Global Securities        Global (large      OppenheimerFunds, Inc.
Fund/VA                              cap growth

Oppenheimer Main Street(R) Fund/VA   large cap core     OppenheimerFunds, Inc.
(formerly Oppenheimer Main Street
Growth & Income Fund/VA

Scudder VS I Capital Growth          large cap growth   Deutsche Investment
Portfolio (Class A)                                     Management Americas Inc.

Scudder VS I International           international      Deutsche Investment
Portfolio (Class A                   (large cap core)   Management Americas Inc.

Scudder VS I Money Market            Money market       Deutsche Investment
Portfolio                                               Management Americas Inc.

Seligman Communications and          sector             J. & W. Seligman & Co.
Information Portfolio (Class 2)      concentration:     Incorporated
                                     communications,
                                     information and
                                     related industries
                                     (mid cap growth)

Seligman Small-Cap Value Portfolio   small cap value    J. & W. Seligman & Co.
(Class 2)                                               Incorporated

Summit Pinnacle Balanced Index       balanced)          Summit Investment Partners,
Portfolio                            (equities          Inc.
                                     and bonds)

Summit Pinnacle Bond Portfolio       bond               Summit Investment Partners,
                                                        Inc.


Summit Pinnacle EAFE International   index: MSCI EAFE   Summit Investment Partners,
Index Portfolio                      (international)    Inc.

Summit Pinnacle Lehman Aggregate     index: Lehman      Summit Investment Partners,
Bond Index Portfolio                 Aggregate Bond     Inc.
                                     (bond)

Summit Pinnacle Nasdaq-100 Index     index: Nasdaq-100  Summit Investment Partners,
Portfolio                            (large cap growth) Inc.

Summit Pinnacle Russell 2000 Small   index:             Summit Investment Partners,
Cap Index Portfolio                  Russell 2000       Inc.
                                     (small cap core)

Summit Pinnacle S&P MidCap 400       index: S&P MidCap  Summit Investment Partners,
Index Portfolio                      400 Index          Inc.
                                     (mid cap core)

Summit Pinnacle S&P 500 Index        index: S&P 500     Summit Investment Partners,
Portfolio                            (large cap core)   Inc.

Summit Pinnacle Zenith Portfolio     large cap value    Summit Investment Partners,
                                                        Inc.

The Universal Institutional Funds,   bond               Morgan Stanley Investment
Inc. Core Plus Fixed Income                             Management Inc. (doing
Portfolio, Class I                                      business in this instance
                                                        as Van Kampen) Inc.

The Universal Institutional Funds,   sector             Morgan Stanley Investment
Inc. U.S. Real Estate Portfolio,     concentration:     Management Inc. (doing
Class I                              REIT               business in this instance
                                                        as Van Kampen) Inc.


(The following appears in a box to the left of the next paragraph.)
Portfolio performance
is NOT guaranteed.

THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED
OBJECTIVE.   Additional information about the investment
objectives and policies of the Portfolios can be found in the current Fund prospectuses which are attached to this prospectus. You should read the Fund prospectuses carefully before making any decision about the allocation of your premiums to a particular Subaccount of Carillon Account.

Additions, Deletions or Substitutions of Investments

(The following appears in a box to the left of the next paragraph.)
We may add,
delete or modify
the Portfolios
available under
the Contract.

We retain the right, subject to any applicable law, to make additions to, deletions from, or substitutions for, the Portfolio shares purchased by any Subaccount of Carillon Account. We reserve the right to eliminate the shares of any of the Portfolios and to substitute shares of another Portfolio, or of another open-end, registered investment company, if the shares of the Portfolio are no longer available for investment, or if in our judgment investment in any Portfolio would become inappropriate. To the extent required by applicable law, substitutions of shares attributable to your interest in a Subaccount will not be made until you have been notified of the change, and until the SEC has approved the change. In the case of such a substitution, affected Contract Owners will have the right, within 30 days after notification, to transfer their accumulation value to other Subaccounts without incurring a transfer fee. Nothing contained in this Prospectus shall prevent Carillon Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract Owners.

We may also establish additional Subaccounts of Carillon Account. Each additional Subaccount would purchase shares in a new Portfolio or in another Fund. New Subaccounts may be established when, in our discretion, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Contract Owners, if at all, only on a basis we determine. We may also eliminate one or more Subaccounts if we believe that marketing, tax or investment conditions so warrant.

If we deem it to be in the best interests of persons having voting rights under the Contracts, Carillon Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with one or more other separate accounts.

THE CONTRACT

Purchasing a Contract

(The following appears in a box to the left of the next paragraph.)
Minimum premium
payments, after the
initial premium, are
$25 for Qualified
Contracts and $50 for
Nonqualified Contracts.

You can purchase a Contract by completing an application and having it and a premium of at least $25,000 sent to us by one of our registered representatives. Acceptance of an application is subject to our underwriting rules and we reserve the right to reject any application. If we cannot credit an initial premium to the Contract within five business days of our receipt of it, then we will return the premium immediately unless the applicant consents to our holding the premium for a longer period. We will credit initial premiums accompanied by completed applications to the Contract not later than two business days following receipt.

Premiums

(The following appears in a box to the left of the next paragraph.)

Subsequent premiums
may be made at any time.

After the first premium has been paid and accepted, you have flexibility (within the limits of your retirement plan, if any) in determining the size and frequency of subsequent premiums. Each subsequent premium payment must be at least $25 for Qualified Contracts and $50 for Nonqualified Contracts. Premiums may be paid at any time and in any amount, subject only to the $25/$50 minimum and to a maximum of $10,000 per Contract Year. We may waive the maximum but a waiver in one instance does not constitute a waiver for any additional premiums.

Your premiums will be allocated among the Investment Options in accordance with the instructions specified in your application for the Contract or as you may subsequently change them. You may allocate any portion of your premiums (subject to a $10 minimum) to any of the Investment Options. You may change your payment allocation instructions at any time, without charge, by providing us new instructions in a form acceptable to us.


Crediting of Accumulation Units

(The following appears in a box to the left of the next paragraph.)
Accumulation units
are used to measure
the value of your Variable
Account subdivisions.

We credit premiums in the form of Accumulation Units. The number of Accumulation Units credited to your Contract is determined by dividing the amount you allocate to each Subaccount by the Accumulation Unit value for the corresponding Subaccount for the Valuation Period during which your premium is received. (In the case of the initial premium, units are credited when the application is accepted.) The value of the Accumulation Units will vary in accordance with investment experience and expenses of the Portfolio in which the Subaccount invests.

During the Pay-in Period, your Contract's accumulation value equals the sum of the Accumulation Units of the various
Subaccounts you select.

Value of Accumulation Units

(The following appears in a box to the left of the next paragraph.)
The values of
accumulation units
vary with the
performance of
corresponding
Portfolios. The values
of accumulation units
are computed at the
close of business on
each "valuation date."

The value of Accumulation Units is expected to change every valuation period, and will depend upon the investment performance and expenses of the Portfolio in which each Subaccount invests. The Accumulation Units in each Subaccount are valued separately.

A valuation period is the period between successive valuation dates, commencing at the close of business of each valuation date and ending at the close of business of the next succeeding valuation date. A valuation date is each day, Monday through Friday, when there are purchases or redemptions of Fund shares, except:

o   when the New York Stock Exchange is closed (currently, New
Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good
Friday, Memorial Day, Independence Day (observed), Labor Day,
Thanksgiving Day, and Christmas Day (observed)); and

o any day on which changes in the value of the portfolio securities of a Portfolio will not materially affect the current net asset value of the shares of that Portfolio.

The value of each Accumulation Unit was initially set at $10. Thereafter, the value of an Accumulation Unit for any valuation period equals the value of such a unit as of the immediately preceding valuation period, multiplied by the "Net Investment Factor" for the current valuation period.

The Net Investment Factor for each Subaccount for any Valuation
Period is determined by dividing (A) by (B) and subtracting (C) from the result, where:

(A)  is:
 o the net asset value per Portfolio share held in the Subaccount determined as of the end of the current valuation period; plus

 o the per share amount of any dividend or capital gains distributions made by the Portfolio on shares held in the Subaccount if the "ex-dividend" date occurs during the current valuation period; plus or minus

 o a per share charge or credit for any taxes incurred by or provided for in the Subaccount, which we determine to have resulted from the maintenance of the Subaccount (we do not believe that currently any taxes are incurred by Carillon Account); and

(B)  is:
 o the net asset value per Portfolio share held in the Subaccount determined as of the end of the immediately preceding valuation period (adjusted for an "ex-dividend"); plus or minus

 o the per share charge or credit for any taxes provided for during the immediately preceding valuation period; and

(C)  is:
 o a factor representing the daily charges we deduct from Carillon Account for administrative expenses and assumption of the mortality and expense risks under the Contract. The factor is equal to 0.000039442 for a one-day valuation period.


Self-Service Access to Information and Services

You will be able to review information and request service concerning your Contracts in two ways, through the IRIS automated telephone system at 1-877-944-4747, or by visiting our website, www.unioncentral.com.

Once you have logged on to the IRIS automated telephone system or IRIS-Online, you will be able to perform functions such as those described below:

o choose electronic delivery of certain future mailings (this feature available only online)

o   check Contract values

o   verify address and beneficiary information
    (this feature available only online)

o   transfer balances among Subaccounts

o   change your allocation of future premiums

o   request a statement

o request service forms (this feature available only on automated phone system)

o   change your password

We reserve the right to modify, suspend or discontinue IRIS-Online at any time and without prior notice

Transfers

During the Pay-in
Period, you may make
12 free transfers per
Contract Year .
Additional transfers
cost $10 each.

(The following appears in a box to the left of the next paragraph.)

During the Pay-in Period, you may make up to twelve free transfers each Contract Year subject to the terms and restrictions imposed by the Contract and the Funds. There is no maximum on amounts that may be transferred; the minimum amount that may be transferred is $300, or if less, the entire amount in the Investment Option. We will impose a transfer fee (currently $10 and guaranteed not to exceed $15) for each transfer in excess of twelve. If after a transfer the amount remaining in any Investment Option is less than $25, then the entire amount will be transferred instead of the requested amount.

Administrative Practices Regarding Transfers: All transfers will be processed to receive the next available price. If your request arrives at Union Central after the close of regular trading on the New York Stock Exchange, whether the close is at 4:00 p.m. Eastern Time or at some earlier or later hour, your instructions will be processed to receive the price as of the following valuation date. You may only make one transfer per day. We will send you a written confirmation of all electronic transfers within five business days. However, if we cannot complete a transfer as requested, our customer service representative will contact you in writing. CAUTION: We will act on instructions from anyone who provides the necessary information; we will not be able to verify that the person providing electronic transfer instructions via the IRIS automated telephone system or IRIS-online is you or is authorized by you.

Your transfer requests must be made by written, telephone or electronic instructions, which specify in detail the requested changes. Transfers will be made based on the Accumulation Unit values at the end of the valuation period during which we receive the transfer request at our Home Office (address and phone number on the first page of this prospectus). If you are participating in the Portfolio Rebalancing Plan and you make transfers without altering your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan.

During the Pay-out Period, the Annuitant can change the reserve basis (contract reserves for the specific variable annuity contract involved) for the variable annuity benefit payments he or she is receiving once in each 12 months after the first 12 months. Such a change in reserve basis for variable annuity benefit payments will result in subsequent annuity benefit payments being based on the investment performance of the Subaccount to which annuity reserves have been transferred.

We may limit the number, frequency, method or amount of transfers. We may limit transfers from any Subaccount on any one day to 1% of the previous day's total net assets of that Subaccount if we or the Subaccount in our discretion, believe that the Subaccount might otherwise be damaged. In determining which requests to honor, scheduled transfers (under a DCA program) will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone or IRIS-Online requests in the order received. In addition, we will comply with any restrictions imposed by the management of the Subaccount involved in your transfer request, which may result in suspending your telephone or electronic transfer privileges and requiring you to submit future transfer requests by U.S. Mail. We will notify you if your requested transfer is not made. Current SEC rules preclude us from processing at a later date those requests that were not made. Accordingly, you would need to submit a new transfer request in order to make a transfer that was not made because of these limitations.

The Contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market.
Such frequent trading can disrupt management of the Portfolios and raise expenses. This in turn can have an adverse effect on Subaccount performance and therefore your Contract's performance.
  Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the Contract.

Certain third parties may offer you asset allocation or timing services for your Contract. Fees you pay for such asset allocation or timing services are in addition to any Contract charges. WE DO NOT ENDORSE, APPROVE OR RECOMMEND THESE SERVICES.

Telephone Transfers: You are eligible to make transfers, including Portfolio Rebalancing and Dollar Cost Averaging, pursuant to telephone instructions unless you tell us in writing that you do not want to make transfers by telephone.

(The following appears in a box to the left of the next paragraph.)
You may make
transfers, including
Portfolio Rebalancing
and Dollar Cost Averaging,
by telephone.

Telephone transfer instructions may be made by calling 1-800-319-6902 between 8:00 a.m. and 6:00 p.m. (Eastern Time) on days when we are open for business. Each telephone exchange request must include a precise identification of your Contract and other designated identifiers. We may accept telephone exchange requests from any person who properly identifies the correct Contract number and or other designated identifiers. Thus, you risk possible loss of interest, capital appreciation and principal in the event of an unauthorized telephone exchange. Neither we nor the Funds nor Carillon Investments, Inc. (the principal underwriter of the Contracts) will be liable for complying with telephone instructions we reasonably believe to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and you will bear the risk of any such loss. We will employ reasonable procedures to confirm that telephone instructions are genuine. If we do not employ such procedures, we may be liable for losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of such transactions to Contract Owners, and/or tape recording of telephone transfer request instructions received from Contract Owners. We may record all or part of any telephone conversation relating to transfer instructions without prior disclosure.

Telephone instructions apply only to previously invested amounts and do not change the investment of any future premiums paid under the Contract. You may change allocations of future premium payments by providing us new instructions in a form acceptable to us.

Note: During periods of drastic economic or market changes, telephone transfers may be difficult to implement. At such times, requests may be made by regular or express mail and we will process them pursuant to the terms and restrictions already described in this section.

We reserve the right to modify, suspend or discontinue the telephone transfer privilege at any time and without prior notice.

Special Transfers - Dollar Cost Averaging

(The following appears in a box to the left of the next paragraph.)
You may pre-arrange
certain types of transfers,
including ones in
connection with Dollar
Cost Averaging, AND
Portfolio Rebalancing
programs.

We administer a dollar cost averaging ("DCA") program that enables you to pre-authorize a periodic exercise of your right to transfer amounts among Subaccounts. By entering into a DCA agreement, you instruct us to transfer monthly (as of the first business day of the month) a predetermined dollar amount from the Scudder VS I Money Market Subaccount to other Subaccounts until the amount you have allocated to the Scudder VS I Money Market Subaccount is
exhausted.    The minimum amount of a DCA transfer is $100.  You
may terminate your DCA agreement at any time by notifying us in writing at least five business days prior to the next scheduled transfer date. If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the stock market closes on that day.

Transfers made pursuant to the DCA program are not subject to a transfer charge and do not affect your Contract right during the Pay-in Period to make up to twelve transfers each Contract Year without charge.

By allocating specific amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. There is no guarantee, however, that such an investment method will result in profits or prevent losses.

If you are interested in the DCA program, you may elect to participate in it by separate application, either by submitting paper or by telephone request as described above.

Portfolio Rebalancing Plan

You may elect to establish a Portfolio Rebalancing Plan. Under such a plan, you may tell us (in your application or by separate application, either by submitting paper or by telephone request as described above) the percentage levels you would like to maintain among the Subaccounts. These allocations may be based on asset allocation models which your agent may present to you. On a quarterly, semi-annual or annual basis (as you select), we will automatically rebalance your Contract's accumulation value to maintain the indicated percentages by transfers among the Subaccounts. The entire value of your Contract must be included in your Portfolio Rebalancing Plan. If you make transfers without changing your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan. Other investment programs, such as the DCA program, or other transfers or withdrawals may not be appropriate in concert with the Portfolio Rebalancing Plan. Transfers made pursuant to the Portfolio Rebalancing Plan are not subject to a transfer charge and do not affect your right to make up to twelve free transfers each Contract Year during the Pay-in Period. You may terminate your Portfolio Rebalancing Plan at any time by notifying us in writing at least five business days prior to the date of the next rebalancing. If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the stock market closes on that day.

We reserve the right to alter the terms or suspend or eliminate the availability of the Portfolio Rebalancing Plan at any time.

Surrenders

Please note: If required under federal law, we may have to block your Contract and refuse to honor any request for transfers, surrenders, or death benefits until instructions are secured from the appropriate regulator.

(The following appears in a box to the left of the next paragraph.)

Full or partial
surrenders give
you access to your
Contract's accumulation
values.  Penalty taxes
may apply to some
surrenders.

You may make cash withdrawals (surrenders) of all or part of your Contract's accumulation value at any time during the Pay-in Period prior to the death of the Annuitant (subject to any restrictions imposed in connection with your retirement plan). Surrender requests must be made in writing according to our procedures. Surrenders cannot be made by telephone. Surrenders include, but are not limited to, transactions commonly referred to as withdrawals, external transfers, rollovers and exchanges under
Section 1035 of the Code. The amount available is your Contract's accumulation value at the end of the valuation period during which we receive the proper written request, minus any premium taxes not previously deducted. Surrenders generally will be paid within seven days of receipt of the written request.

The minimum partial surrender is $100 or the entire amount in the Investment Option, whichever is less. If the amount remaining in the Investment Option would be less than $25 after the surrender, then the request will be considered to be a request for surrender of the entire amount held in the Investment Option. If a partial surrender would reduce the Contract's accumulation value to less than $100, then a request for a partial surrender will be treated as a total surrender of the Contract and the entire accumulation value, less any charges, will be paid out.

Under certain circumstances, surrenders may be subject to a 10% tax penalty.

We will implement partial surrenders by canceling Accumulation Units in an amount equal to the withdrawal. You should designate the Investment Option from which your surrender should be made. If you make no designation, your requested amount will be withdrawn from each of your Investment Options (in the proportion the Investment Option bears to your accumulation value).

Since you assume the investment risk with respect to amounts allocated to the Subaccounts (and because there are certain charges), the total amount paid upon total surrender of your Contract (including any prior surrenders) may be more or less than the total premiums that you paid.

Personal Income Plan

(The following appears in a box to the left of the next paragraph.)
Personal Income Plans
allow you to pre-arrange
surrenders.

We administer a Personal Income Plan ("PIP") that enables you to pre-authorize periodic surrenders by entering into a PIP agreement with us that instructs us to withdraw a level dollar amount or percentage of your Contract's accumulation value on a monthly, quarterly, semi-annual or annual basis, or authorize us to calculate and distribute a required minimum distribution every
year.     PIP surrenders may also be subject to the 10% federal
tax on early withdrawals.

         CHARGES AND OTHER DEDUCTIONS

Administration Fees

We deduct a daily administrative expense charge at an annual rate of 0.25% of your Contract's accumulation value to help defray our expenses of administering Carillon Account and the Contract. This deduction is guaranteed not to increase over the life of the Contract.

Mortality and Expense Risk Charge

(The following appears in a box to the left of the next paragraph.)
We deduct  asset-based
charges each day at an
annual rate of 0.25%
for administering the
Contracts and Carillon
Account and 1.20% for
assuming certain mortality
and expense risks.  We may
increase the mortality and
expense risk charge to as
much as 2.00%.

A "mortality and expense risk" charge will be deducted daily at a rate equal, on an annual basis, to 1.20% of your Contract's accumulation value. THIS CHARGE MAY INCREASE BUT WE GUARANTEE THAT IT WILL NEVER BE MORE THAN 2.00%.

The mortality risk arises from our guarantees to make annuity benefit payments in accordance with the annuity tables in the Contract, regardless of how long the Annuitant lives and regardless of any improvement in life expectancy generally. This relieves Annuitants of the risk that they might outlive the funds that have been accumulated for retirement. The mortality risk also arises from our guarantee to pay death benefits equal to the adjusted sum of premium payments paid under the Contract should you die during the Pay-in Period.

Our expense risk arises from the possibility that the amounts realized from the administration fees (which are guaranteed not to increase) will be insufficient to cover our actual administrative and distribution expenses. If these charges are insufficient to cover the expenses, the deficiency will be met from our general corporate funds, including amounts derived from the mortality and expense risk charge.

If amounts derived from the mortality and expense risk charge are insufficient to cover mortality costs and excess expenses, we will bear the loss. If the charge is more than sufficient, we will retain the balance as profit. We currently expect a profit from this charge.


Premium Taxes

We will deduct any premium taxes imposed by state or local law when incurred, which could be:

o  at the Maturity Date,
o  when a total surrender occurs, or
o  when premiums are paid.

If the charge for premium taxes is deducted at the Maturity Date, it will be taken from each Investment Option in the proportion that your interest in the Investment Option bears to the Contract's total accumulation value. If the charge for premium taxes is deducted when premiums are paid, it will be deducted from the premium before the premium has been allocated to the Investment Option(s). Applicable premium tax rates depend upon such factors as your state of residency and the insurance laws and our status in that state when the premium taxes are incurred. Current premium tax rates range from 0 to 3.5%. Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts.

Fund Expenses

(The following appears in a box to the left of the next paragraph.)
The Funds pay
investment
advisory fees
and other
expenses.

There are deductions from and expenses paid out of the assets of the Funds that are fully described in the Fund prospectuses.

           BENEFITS UNDER THE CONTRACT

Death Benefits

(The following appears in a box to the left of the next paragraph.)
During the Pay-in
Period, a death benefit
at least equal to the
adjusted sum of premium
payments will be paid to
the Beneficiary upon the
death of the Owner
who is the Annuitant.

If you are the Annuitant and you die during the Pay-in Period, then a death benefit will be paid to your Beneficiary, but if you are not the Annuitant, and the Annuitant dies during the Pay-in Period, you will be treated as the Annuitant until you name a new
Annuitant.    If you are not the Annuitant, and you are a trust or
corporation or some other form that is not a living person, and the Annuitant dies during the Pay-in Period, we will pay the death benefit to your designated Beneficiary.

Subject to state insurance law, the death benefit will be the greater of:

o the Contract's accumulation value on the date we receive Due Proof of Death; or

o the adjusted sum of premium payments, determined as follows: (1) as of the valuation date we receive a premium, the sum is increased by the amount of that premium; and (2) as of the valuation date a partial surrender is made, the sum is decreased by the same proportion as the accumulation value was decreased by that surrender.

Note that in the event the accumulation value of your Contract has gone down, any partial surrender may have a magnified effect on the reduction of the death benefit.

Until we receive Due Proof of Death, your Contract will remain allocated to the Subaccounts you chose, so the amount of the death benefit will reflect the investment performance of those Subaccounts during this period. If your Contract has multiple Beneficiaries, death benefit proceeds will be calculated when we first receive Due Proof of Death and instructions, in proper form, from any Beneficiary. The death benefit proceeds still remaining to be paid to other Beneficiaries will continue to fluctuate with the investment performance of the Subaccounts you chose.

If your spouse is your sole Beneficiary, the Contract will remain allocated to the Subaccounts you chose, even after we receive Due Proof of Death, until your spouse makes an election to either (1) continue the Contract as successor owner or (2) act as a beneficiary and choose a payment option. If you are holding the Contract in a name other than your own (i.e., as trustee of a trust), or if you designate a trust as your Beneficiary, you should consult a tax adviser concerning how this may affect your spouse's beneficiary rights under federal tax laws.

If a Contract Owner dies during the Pay-In Period and while the Annuitant is living, we normally will pay the Contract's accumulation value (measured as of the date we receive Due Proof of Death) to the Contract Owner's Beneficiary. However, if the Contract Owner's spouse is the sole designated Beneficiary under the Contract, that spouse may elect to become the Contract Owner and no distribution will be required as a result of the death of the original Contract Owner, or the spouse may elect to be paid as a beneficiary.

If the Annuitant dies during the Pay-out Period, we will provide the death benefit, if any, contained in the particular annuity benefit option elected. See page 17.

(The following appears in a box to the left of the next paragraph.)
You select the Maturity
Date (when you stop
paying premiums and start
receiving annuity benefit
payments)  and may change
it subsequently by giving us
30 days written notice.

Maturity Date-You may specify at the time of application the day that annuity benefit payments will commence under the Contract (the "Maturity Date"). You may change your Maturity Date at any time, provided we receive written notice of the change at least 30 days before the previously specified Maturity Date. The Maturity Date must be:

o at least one month after the Contract Date (thirteen months after in New Jersey and New York);

o   the first day of a calendar month; and

o no later than the Annuitant's 95th (90th in New York) birthday (particular retirement plans may impose additional limitations).

Type of Income Payments-You may specify any proportion of your Contract's accumulation value (less premium taxes, if any) to be applied to a variable annuity or a fixed annuity. Variable annuity benefit payments will vary in accordance with the investment experience of the Subaccount(s) you select.

(The following appears in a box to the left of the next paragraph.)
You select a fixed or
variable annuity benefit
payment option at least
30 days prior to the Maturity
Date.

At least 30 days before the Maturity Date, you must select how your Contract's accumulation value will be used to provide the monthly annuity benefit payments. If no selection is made, we will provide a fixed annuity with the proceeds of your accumulation value at maturity.

If the total accumulation value to be applied to an annuity benefit option is less than $5,000 ($2,000 in Massachusetts, New York and Texas), we will have the option of paying the accumulation value in a lump sum. If the total first monthly payment determined under the annuity benefit option selected is less than $50 ($20 in New York), we may change the payment frequency of annuity benefit payments to quarterly, semiannually or annually.

Variable Annuity Benefit Payments

If you select a variable annuity, the amount of the first monthly annuity benefit payment will be based on your Contract's
Investment Option allocation and will be obtained from the appropriate Option Table in your Contract. Subsequent monthly income payments will vary based on the investment experience of the Subaccount(s) used to reserve for the annuity.

Amount of Variable Annuity Benefit Payments-The amount of variable annuity benefit payments will depend not only upon the investment experience of the Subaccount you select, but also upon the amount of any premium tax, the age (and possibly sex) of the Annuitant, and the annuity benefit option chosen. We guarantee that the annuity benefit payments:

o will not be affected by any variation in the actual mortality experience of the Annuitants from what was assumed in determining the amount of the first monthly payment, and

o will not be affected by the actual amount of expenses we incur in administering the Contract.

Because variable annuity benefit payments will vary with the investment results of the Subaccounts, the amounts of those payments cannot be predetermined.

Fixed Annuity Benefit Payments

(The following appears in a box to the left of the next paragraph.)
Fixed annuity benefit
payments are based on
interest credited at a
guaranteed rate.

If you select a fixed annuity, the amount of the annuity benefit payments will be determined by applying the accumulation value you want to apply to a fixed annuity to rates at least as favorable as those in the applicable annuity option table, in accordance with the annuity benefit option elected. This will be done at the Maturity Date. The annuity option tables contained in your Contract state your minimum interest rate.

We guarantee the amount of fixed annuity benefit payments. The payment depends only on the annuity benefit option elected, the age (and possibly sex) of the Annuitant, and the amount applied to purchase the fixed annuity.

No transfers may be made with respect to fixed annuity benefit payments.

Annuity Benefit Payment Options

(The following appears in a box to the left of the next paragraph.)

A variety of annuity
benefit payment options
are available, including
ones in which you receive
payments for life or for
the longer of life or a
specified number of years
and ones based on a
single life or on the
joint lives of two or
more people.

You may elect a fixed annuity, a variable annuity, or a combina-tion of both. All of the annuity benefit options listed below
(except the alternate annuity option) are available as either fixed or variable annuities.

Up to 30 days before the Maturity Date, you may change the annuity benefit option. If an option is chosen which depends on the continuation of the life of the Annuitant or of a contingent
Annuitant, proof of age will be required before annuity benefit payments begin. The annuity benefit options include:

Option 1: Life Annuity-

o Nonrefund. We will make payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. It is possible under this option that only one payment will be made if the Annuitant dies before a second payment is due, or that only two payments will be made if the Annuitant dies before the third payment, and so forth.

o 5-Years Certain. We will make payments for at least five years, and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the five-year period

o 10-Years Certain. We will make payments for at least 10 years, and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the 10-year period certain. (This option will apply unless you select a different option.)

o Installment Refund. We will make payments for a period certain and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the period certain.
    The number of period certain payments is equal to the amount applied under this option divided by the amount of the first annuity payment; provided, however, that the amount of the final period certain payment shall be multiplied by that part of the answer which is not a whole number.

Option 2: Joint and Survivor Life Annuity-

o Joint and Survivor Nonrefund. We will make payments during the joint lifetime of the Annuitant and contingent Annuitant. Payments will then continue during the remaining lifetime of the survivor of them.
    No payments are due after the death of the last survivor of the Annuitant and contingent Annuitant. It is possible under this option that only one monthly annuity payment will be made if the Annuitant and contingent Annuitant both die before the second payment is made, or that only two payments will be made if they both die before the third payment, and so forth.

o Joint and Survivor with 10-Year Certain. We will make payments for 10 years and after that during the joint lifetime of the Annuitant and contingent Annuitant.
    Payments will then continue during the remaining lifetime of the survivor of them. No payments are due after the death of the survivor of the Annuitant and contingent Annuitant or, if later, the end of the 10-year period certain.

Instead of the settlement in accordance with the annuity benefit options described above, you may choose an alternate type of fixed annuity payment. Such alternate annuity option shall be based on rates at least as favorable as those for fixed-dollar single-premium immediate annuities we are issuing on the Maturity Date. This alternate annuity option may only be elected within 30 days before the Maturity Date.

If the Annuitant dies on or after the Maturity Date, but before annuity benefit payments have been made for a guaranteed period, if any, we will continue payments to the Beneficiary until the rest of the guaranteed payments have been made. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in the annuity option table from which the payments were determined) and pay that sum to the estate of the last to die of the Annuitant and the Beneficiary.


                  GENERAL MATTERS

Designation of Beneficiary

(The following appears in a box to the left of the next paragraph.)
You designate a
Beneficiary to receive
benefits upon your death.

The Beneficiary is the person you designate as such in your application and is the person or persons to whom benefits will be paid upon your death, or the Annuitant's, if you are a non-natural Owner, meaning that you exist in the form of a trust or a corporation, or any other form than a living person. Subject to the terms of any existing assignment or the rights of any irrevocable Beneficiary, you may change the Beneficiary while the Annuitant is living by providing us with written notice. Any change will be effective at the time you signed it, whether or not the Annuitant is living when we receive the change. We will not, however, be liable as to any payment or settlement made prior to receiving the written notice.

10-Day Right to Examine Contract

(The following appears in a box to the left of the next paragraph.)
In the first 10 days after
you receive your Contract,
you may return it and receive
a refund.

If you are not satisfied with the Contract, you may void it by returning it to us or our agent from which it was purchased within 10 days of receipt, or longer where required by state law. You will then receive a full refund of the Contract's accumulation value, or, in certain states, the premium paid.

Contract Owner's Inquiry

You may make inquiries concerning your Contract by calling us at
(800) 319-6902, or writing c/o Annuity Administration, P.O. Box
40888, Cincinnati, Ohio 45240.

Contract Owner's Reports

You will be sent a quarterly report at your last known address showing the following information, as of the end of the current report period: accumulation value; change in value in the Investment Options you have selected; premiums paid since the last report; partial cash surrenders; and any other information required by law. You will also be sent an annual and a semi-annual report for each Portfolio to which you have allocated accumulation value, including a list of the securities held in each Portfolio. In addition, when you pay premium payments, or if you transfer amounts or make partial cash surrenders, you will receive a written confirmation of these transactions. Confirmations of certain automated transactions may be included in the quarterly statement you receive. These include transactions such as applications of automatic premium payments, portfolio rebalancing, and dollar cost averaging.

Please review your confirmations and quarterly statements carefully. If you find an error, please report it to us within 30 days of your receipt of the confirmation or statement.

                    FEDERAL TAX MATTERS

Introduction

The following discussion is general and is not intended as tax advice. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). We make no representation about the likelihood of continuation of these federal income tax laws or of the current interpretations by the IRS. Moreover, we have made no attempt to consider any applicable state or other tax laws.

The Contract may be used in connection with retirement plans that are qualified for special tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code ("Code"). The ultimate effect of federal income taxes on the Contract's accumulation value, on annuity benefit payments, and on the economic benefit to the Contract Owner, the Annuitant or the Beneficiary depends on the type of retirement plan for which the Contract is purchased, on the tax and employment status of the individual concerned, on our tax status, and on other factors. Any person concerned about these tax implications should consult a competent tax adviser.

Tax Status of Contracts

The following discussion assumes that the Contracts will be treated as annuities under Section 72 of the Code.

(The following appears in a box to the left of the next paragraph.)
Gains inside an annuity
contract are usually tax-
deferred (if the contract
owner is a natural person)
until there is a surrender or
receipt of annuity benefit
payments or a death benefit
payment.  When taxed, those
gains are taxed as ordinary
income.

We believe that an annuity owner generally is not taxed on increases in the value of an annuity contract until distribution occurs either in the form of a lump sum received by withdrawing all or part of the cash value (i.e., surrenders), as annuity benefit payments under the annuity option elected, or as a death benefit payment. The exception to this rule is the treatment afforded to owners that are not natural persons. Generally, an owner of any deferred annuity contract who is not a natural person must include in income any increase in the excess of the owner's cash value over the owner's investment in the contract during the taxable year. However, there are some exceptions to this exception and you may wish to discuss these with your tax counsel. The taxable portion of a distribution (in the form of an annuity benefit payment or lump-sum payment) is taxed as ordinary income. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the cash value (and in the case of a Qualified Contract, any portion of an interest in the qualified employer plan) generally will be treated as a distribution.

The following discussion applies generally to Contracts owned by natural persons.

In the case of a surrender under Qualified Contracts, amounts received are treated as taxable income to the extent that they exceed the "investment in the contract." Any additional amount withdrawn is not taxable. The "investment in a contract" generally equals the portion, if any, of any premium paid by or on behalf of an individual under a contract which is not excluded from the individual's gross income. For Contracts issued in connection with tax-qualified plans, the "investment in the contract" can be zero. A special rule may apply to surrenders under Qualified Contracts with respect to the "investment in the contract" as of December 31, 1986. In the case of a surrender under Nonqualified Contracts, amounts received are first treated as taxable income to the extent that the cash value of the contract immediately before the surrender exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. For purposes of determining amounts treated as taxable income, all annuity contracts issued by the same company to the same person during any calendar year are treated as a single contract.

The recipient of an annuity benefit payment under the Contract is generally taxed on the portion of that payment that exceeds the investment in the Contract. For variable annuity benefit payments, the taxable portion is determined by a formula which establishes a specific dollar amount of each payment that is not taxed until the investment in the Contract is recovered. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. For fixed annuity benefit payments, in general, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the contract until the investment in the contract is recovered; the remainder of each payment is taxable. Once the investment in the contract is recovered, the entire amount of each payment is taxable.

(The following appears in a box to the left of the next paragraph.)
A 10% penalty tax may
apply to gains distribted
in a surrender prior to age 59 1/2.

There may be imposed a penalty tax on surrenders equal to 10% of the amount treated as taxable income. Common exceptions to the penalty tax are for surrenders

o   made on or after age 59 1/2,
o   made as a result of death or disability, or
o received in substantially equal installments as a life annuity.

Other exceptions may apply.

A transfer of ownership of an annuity contract, or designation of an annuitant who is not also the owner, may result in certain tax consequences to the owner that are not discussed herein. If you are contemplating any such transfer or assignment of your Contract, you should contact a competent tax adviser with respect to its potential tax effects.

(The following appears in a box to the left of the next paragraph.)
Federal income tax
withholding provisions
may apply to certain
distributions.

Distributions from tax-sheltered annuities, qualified pension or profit sharing plans, and state or local government deferred compensation plans that are eligible for "tax-free rollover" will be subject to an automatic 20% federal income tax withholding unless such amounts are directly rolled over to another eligible retirement plan (which includes individual retirement plans) permitted under the Code. Withholding for federal income taxes on annuity payments or distributions from Nonqualified Contracts is required unless the recipient elects not to have any such amounts withheld and properly notifies us of that election. Failure to provide your taxpayer identification number will automatically subject any payments under the Contract to withholding.

Qualified Plans

(The following appears in a box to the left of the next paragraph.)
You should seek legal
and tax advice prior
to purchasing the
Contract for use in
a qualified plan

The Contract may be used with several types of qualified plans. The tax rules applicable to participants in qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Purchasers of Contracts for use with any qualified plan should seek competent legal and tax advice regarding the suitability of the Contract.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax-exempt organizations to purchase annuity contracts for their employees, directly or through voluntary salary reductions, are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. In addition, effective January 1, 1989, cash distributions from a
Section 403(b) annuity may not begin before the employee attains age 59 1/2, separates from his or her employer's service, dies or becomes disabled, except that cash distributions limited to the amount of premiums may be paid in the event of the employee's hardship. These restrictions apply to distributions attributable to contributions made after December 31, 1988 pursuant to a salary reduction agreement, earnings on those contributions, and earnings on amounts attributable to contributions held as of December 31, 1988 and made pursuant to a salary reduction agreement. Please note that, because loans are not available under this Contract, and therefore the Contract cannot accommodate hardship distributions, you should consult your tax adviser as to whether this Contract meets your needs, particularly if you are under age 59 1/2.

Individual Retirement Annuities. Sections 219, 408 and 408A of the Code permit individuals or their employers to contribute to an individual retirement plan known as an "Individual Retirement Annuity" or "IRA." Individual Retirement Annuities are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed into an Individual Retirement Annuity on a tax-deferred basis.

Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contracts to provide benefits under the plans.

H.R. 10 Plans. The Self-Employed Individuals Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10," permits self-employed individuals to establish tax-qualified plans for themselves and their employees. These plans are limited by law to maximum permissible contributions, distribution dates, and nonforfeitability of interests. In order to establish such a plan, a plan document, usually in a form approved in advance by the IRS, is adopted and implemented by the employer.

State and Local Government Deferred Compensation Plans.   Section
457 of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, certain tax-exempt organizations, political subdivisions, agencies, instrumentalities and certain affiliates of such entities which enjoy special treatment. The Contracts can be used with such plans.

     TEXAS OPTIONAL RETIREMENT PROGRAM RESTRICTIONS

Section 36.105 of the Texas Education Code permits participants in the Texas Optional Retirement Program ("ORP") to redeem their interest in a variable annuity contract issued under the ORP only upon:

o termination of employment in the Texas public institutions of higher education,
o   retirement, or
o   death.

Accordingly, a participant in the ORP, or the participant's estate if the participant has died, will be required to obtain a certificate of termination from the employer before the Contract can be surrendered.

          DISTRIBUTION OF THE CONTRACTS

(The following appears in a box to the left of the next paragraph.)

We pay brokers to
sell the Contracts.

Carillon Investments, Inc. ("Carillon Investments," a wholly-owned subsidiary of Union Central whose principal business address is 1876 Waycross Road, Cincinnati, Ohio 45240), is the principal underwriter of the Contracts. Carillon Investments is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. We will pay Carillon Investments a combination of .70% of premiums received during the first Contract year, as well as .70% of the assets in the Contract for the first Contract year, and then .70% as asset-based compensation for the duration of the Contract, from which Carillon Investments will pay commissions to its own registered representatives or pay a reallowance to other broker-dealers who distribute the Contracts. We may also pay override payments, expense allowances, bonuses, wholesaler fees and training allowances. From time to time, we may pay or permit other promotional incentives, in cash or credit or other compensation. Registered representatives earn commissions from the broker-dealers with which they are affiliated and such arrangements may vary. In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by us, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars, and merchandise. We may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may vary, will be made by us or Carillon Investments out of our own assets and will not affect the amounts you pay to purchase, hold or surrender your Contract.

                    VOTING RIGHTS

(The following appears in a box to the left of the next paragraph.)
You instruct us how
to vote Fund shares.

To the extent required by law, we will vote the Portfolio shares held by Carillon Account at shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts of Carillon Account. However, if legal requirements should change, and as a result, we determine that we are allowed to vote the Portfolio shares in our own right, we may elect to do so.

The number of votes which a person has the right to instruct will be calculated separately for each Subaccount. During the Pay-in Period, the number of votes for which you have a right to give instructions will be determined by dividing your Contract's accumulation value attributable to a subdivision by the net asset value per share of the corresponding Portfolio. During the Pay-out Period, the Annuitant has the voting interest. The number of votes during the Pay-out Period will be determined by dividing the reserve for that Contract held in a Subaccount by the net asset value per share of the corresponding Portfolio. During the Pay-out Period, the votes attributable to a Contract decrease as the reserves underlying the Contract decrease. In determining the number of votes, fractional shares will be recognized. Voting instructions will be solicited prior to a Fund's shareholder
meeting.   We will vote Fund shares held in Carillon Account as to
which we receive no timely instructions in proportion to the voting instructions received. Each person having a voting interest in a Subaccount will receive proxy material, reports and other materials relating to the appropriate Portfolio.

                   PERFORMANCE DATA

From time to time we may publish advertisements containing total return performance data relating to the Subaccounts of Carillon Account (including graphs, charts, tables and examples depicting that data). All performance data quoted represents only historical performance and is not intended to indicate future performance of the Subaccounts. Further description of how we present performance data is included in the Statement of Additional Information.

Total return for a Subaccount is the sum of all the Subaccount's earnings plus any changes in the value of its assets, reduced by all expenses accrued during a measuring period, expressed as a percentage of the amount invested for a one-year period. The total return figures advertised are average annual total returns for periods of one year and, when applicable, five years and ten years, and since inception of the Subaccounts. Total return (whether including or excluding the effects of the charges described above) also may be shown in some advertisements on a cumulative basis.

                   FINANCIAL STATEMENTS

Financial statements of Carillon Account and Union Central are included in the SAI which may be obtained without charge by writing us at: P.O. Box 40409, Cincinnati, Ohio 45240-0409 or telephoning us at: 1-800-319-6902.




                     APPENDIX A (Accumulation Unit Values)
                            ACCUMULATION UNIT VALUES
                 (for a unit outstanding throughout the period)*

                                               Year ended December 31,
                         2002    2001      2000      1999   1998   1997   1996   1995   1994   1993
AIM VARIABLE
INSURANCE FUNDS

CAPITAL APPRECIATION
 SUBACCOUNT

Accumulation unit
 value                    $4.61   $6.18    $8.17<F1>
Number of accumulation
 units outstanding,      37,983  49,993    36,622
 end of period

GROWTH SUBACCOUNT

Accumulation unit
 value                    $3.34   $4.90    $7.52<F1>
Number of accumulation
 units outstanding,      18,354  20,821    15,626
 end of period

ALGER AMERICAN FUND

LEVERAGED ALLCAP
 SUBACCOUNT

Accumulation unit
 value                    $6.01  $9.23<F2>
Number of accumulation
 units outstanding,       1,917  1,361
 end of period

MIDCAP GROWTH SUBACCOUNT

Accumulation unit value   $6.71  $9.67<F2>
Number of accumulation
 units outstanding,       2,437  1,406
 end of period

AMERICAN CENTURY
VARIABLE PORTFOLIOS,
INC.

INCOME & GROWTH
 SUBACCOUNT

Accumulation unit
 value                    $6.61   $8.31    $9.20<F1>
Number of accumulation
 units outstanding,      18,474  15,581    0
 end of period

VALUE SUBACCOUNT

Accumulation unit
 value                   $11.70  $13.59    $12.22<F1>
Number of accumulation
 units outstanding,      35,494  35,167     6,794
 end of period

FRANKLIN TEMPLETON
VARIABLE INSURANCE
PRODUCTS TRUST

TEMPLETON FOREIGN
SECURITIES SUBACCOUNT

Accumulation unit
 value                    $6.41   $7.99    $9.65<F1>
Number of accumulation
 units outstanding,      23,989   8,399    3,300
 end of period

MFS VARIABLE INSURANCE
TRUST
EMERGING GROWTH
 SUBACCOUNT

Accumulation unit
 value                    $3.50   $5.36    $8.17<F1>
Number of accumulation
 units outstanding,      56,913  75,635    39,042
 end of period

                            ACCUMULATION UNIT VALUES
                 (for a unit outstanding throughout the period)*
                                               Year ended December 31,
                         2002    2001      2000      1999   1998   1997   1996   1995   1994   1993

MFS VARIABLE INSURANCE
TRUST

HIGH INCOME SUBACCOUNT

Accumulation unit
 value                    $9.40   $9.30    $9.24<F1>
Number of accumulation
 units outstanding,      22,611  45,249    15,706
 end of period

INVESTORS TRUST
SUBACCOUNT

Accumulation unit
 value                    $6.36   $8.17    $9.86<F1>
Number of accumulation
 units outstanding,      22,440  21,233    14,024
 end of period

NEW DISCOVERY
SUBACCOUNT

Accumulation unit
 value                    $5.67   $8.41    $8.98<F1>
Number of accumulation
 units outstanding,      36,313  32,285    20,704
 end of period

TOTAL RETURN SUBACCOUNT

Accumulation unit
 value                   $10.37  $11.09    $11.22<F1>
Number of accumulation
 units outstanding,      49,271  43,802     3,736
 end of period

NEUBERGER BERMAN
ADVISERS MANAGEMENT
TRUST

GUARDIAN SUBACCOUNT

Accumulation unit
 value                    $6.81   $9.40    $9.68<F1>
Number of accumulation
 units outstanding,      28,579  19,419    1,893
 end of period

OPPENHEIMER VARIABLE
ACCOUNT FUND

GLOBAL SECURITIES
SUBACCOUNT

Accumulation unit
 value                    $6.27   $8.17    $9.42<F1>
Number of accumulation
 units outstanding,      25,481  18,542    4,488
 end of period

MAIN STREET
SUBACCOUNT
(formerly MAIN STREET
 GROWTH & INCOME)

Accumulation unit
 value                    $6.41   $8.01    $9.04<F1>
Number of accumulation
 units outstanding,      51,390  51,298    27,100
 end of period

SCUDDER VARIABLE
SERIES I

CAPITAL GROWTH
SUBACCOUNT

Accumulation unit
 value                    $4.80   $6.88    $8.65<F1>
Number of accumulation
 units outstanding,      26,455  36,315    17,322
 end of period

INTERNATIONAL SUBACCOUNT

Accumulation unit
 value                    $4.78   $5.94    $8.72<F1>
Number of accumulation
 units outstanding,      52,492  42,867    30,783
 end of period

                            ACCUMULATION UNIT VALUES
                 (for a unit outstanding throughout the period)*
                                               Year ended December 31,
                         2002    2001      2000      1999   1998   1997   1996   1995   1994   1993

SCUDDER VARIABLE
SERIES I

MONEY MARKET SUBACCOUNT

Accumulation unit
 value                    $10.49    $10.49 $10.24<F1>
Number of accumulation
 units outstanding,      180,390 1,099,911 114,460
 end of period

SELIGMAN PORTFOLIOS,
 INC.

COMMUNICATIONS &
INFORMATION SUBACCOUNT

Accumulation unit
 value                    $5.70  $9.08<F3>
Number of accumulation
 units outstanding,      15,655  13,721
 end of period

SMALL-CAP VALUE
SUBACCOUNT

Accumulation unit
 value                   $10.04  $12.05<F2>
Number of accumulation
 units outstanding,      33,197  19,340
 end of period

SUMMIT MUTUAL FUNDS,
 INC.

BALANCED INDEX
SUBACCOUNT

Accumulation unit
 value                    $7.97   $9.11    $9.67<F1>
Number of accumulation
 units outstanding,      39,029  31,621    10,426
 end of period

BOND SUBACCOUNT
                                 285,370
Accumulation unit
 value                    $11.42  $10.96   $10.41<F1>
Number of accumulation
 units outstanding,      180,667 100,048   22,865
 end of period

NASDAQ-100 INDEX
SUBACCOUNT

Accumulation unit
 value                     $2.51  $4.07    $6.17<F1>
Number of accumulation
 units outstanding,      100,772 82,531    24,943
 end of period

RUSSELL 2000 SMALL CAP
INDEX SUBACCOUNT

Accumulation unit
 value                    $7.29   $9.37    $9.36<F1>
Number of accumulation
 units outstanding,      62,448  50,050    10,306
 end of period

S&P MIDCAP 400 INDEX
SUBACCOUNT

Accumulation unit
 value                    $8.68  $10.38    $10.65<F1>
Number of accumulation
 units outstanding,      84,710  82,291    33,010
 end of period

S&P 500 INDEX
SUBACCOUNT

Accumulation unit
 value                     $5.97  $7.82    $9.05<F1>
Number of accumulation
 units outstanding,      121,311 79,733    33,307
 end of period


                            ACCUMULATION UNIT VALUES
                 (for a unit outstanding throughout the period)*
                                               Year ended December 31,
                         2002    2001      2000      1999   1998   1997   1996   1995   1994   1993

SUMMIT MUTUAL FUNDS,
 INC.

ZENITH SUBACCOUNT

Accumulation unit
 value                    $9.49  $12.52    $11.42<F1>
Number of accumulation
 units outstanding,
 end of period           60,838  36,626    1,604


*VA II, Contract 8135, was discontinued at the time that this Contract, 8137, was introduced. The contract level charges are identical for the two contracts, and the subaccount performance history of Contract 8135 in Carillon Account continues for this Contract.

<F1> Commencement of operations was July 3, 2000, with a beginning accumulation unit value of $10.00.
<F2> Commencement of operations was May 1, 2001, with a beginning accumulation unit value of $10.00.
<F3> Commencement of operations was May 1, 2000, with a beginning accumulation unit value of $10.00.

APPENDIX B--IRA DISCLOSURE STATEMENT

Part I of this statement is designed to help you understand the requirements, as they exist for tax years beginning on and after January 1, 2003, of federal tax law which apply to your traditional Individual Retirement Annuity (traditional IRA), your Simplified Employee Pension IRA (SEP-IRA for employer contributions), or to one purchased by your spouse (see Spousal IRAs below). Part II describes the requirements for your SIMPLE-IRA, and Part III describes the requirements for your Roth IRA. You can obtain more information regarding your IRA either from your sales representative or from any district office of the IRS, or by obtaining Publication 590 from IRS by calling 1-800-829-FORM or going to the following internet address: www.irs.gov.

Seven-day Review Period

Under federal law, you have seven days after you sign your application to review this statement and the prospectus without obligation. You may have a longer period under state law. If you notify us or your sales representative either orally or in writing within the applicable period that you want to revoke your application, your entire purchase payment will be refunded to you.
 Our address and telephone number are as follows:

     The Union Central Life Insurance Company
     1876 Waycross Road
     Cincinnati, Ohio 45240
     Telephone: (513) 595-2728 - 8:15 a.m.- 4:30 p.m.
                               (Eastern Time Zone)

Part I.  Traditional IRA and SEP-IRA

Eligibility Requirements

If neither you, nor your spouse, is an active participant (see A. below) you may make a contribution of up to the lesser of $3,000 or 100% of compensation and take a deduction for the entire amount contributed. (Combined contributions to a traditional IRA and Roth IRA may not exceed $3,000 for the taxable year.) However, a catchup contribution is allowed for you if you have attained age
50. If you qualify for the catchup contribution, your maximum contribution limit is increased $500 to $3,500 for the calendar year 2003. If you or your spouse are an active participant but have a combined adjusted gross income (AGI) below a certain level (see B. below), you may make a fully deductible contribution. If, however, you or your spouse are an active participant and your combined AGI is above the specified level, the amount of the deductible contribution you may make to an IRA is scaled down and eventually eliminated.

A. Active Participant
You are an "active participant" for a year if you are covered by a retirement plan during any part of that year. Generally, you are covered by a "retirement plan" for a year if your employer or union has a retirement plan under which money is added to your account or you are eligible to earn retirement credits. For example, if you are covered under a profit-sharing plan, certain government plans, a tax-sheltered annuity arrangement, a 401(k) plan, a simplified employee pension plan (SEP), a SIMPLE plan, or a pension plan which promises you a retirement benefit which is based upon the number of years of service you have with the employer, you are likely to be an active participant in a retirement plan. (This includes Keogh/H.R. 10 plans.) Your Form W-2 for the year should indicate your participation status.

You may be an active participant even if you are not yet vested in your retirement benefit. Also, if you make required contributions or voluntary employee contributions to a retirement plan, you are an active participant. In certain plans you may be an active participant even if you were only with the employer for part of the year.

You are not considered an active participant if you are covered in a plan only because of your service as

o an Armed Forces Reservist, for less than 90 days of active service; or

o a volunteer firefighter covered for firefighting service by a government plan, which will not provide more than $1,800 per year at age 65.

Of course, if you are covered in any other plan, these exceptions do not apply.

If your spouse is an active participant, by employing similar rules as above to his or her situation, but you are not, deductibility for your traditional IRA will be phased out as described below, unless you file separately and do not live together at any time during the tax year.

B. Adjusted Gross Income (AGI)
If you are an active participant, you must look at your Adjusted Gross Income for the year (if you and your spouse file a joint tax return you use your combined AGI) to determine whether you can make a deductible IRA contribution. Your tax return will show you how to calculate your AGI for this purpose. If you are at or below a certain AGI level, called the "Threshold Level," you are treated as if you were not an active participant and can make a deductible contribution under the same rules as a person who is not an active participant.

If you are single, your Threshold Level is $40,000 for taxable years beginning in 2003. The Threshold Level if you are married and file a joint tax return is $60,000 for taxable years beginning in 2003, and if you are married but file a separate tax return, the Threshold Level is $0. If you are married but file separately and you live apart from your spouse for the entire year, the IRS will treat you as not being married for purposes of active participant status and the Threshold Level. Thus, your Threshold Level is $40,000 for 2003. The Threshold Level is established for future years as follows:


                       Joint Returns
                                        The applicable
For taxable years beginning in:         Threshold Level
-------------------------------------------------------
          2003                              $60,000
          2004                              $65,000
          2005                              $70,000
          2006                              $75,000
    2007 and thereafter                     $80,000

                  "Single" Returns

                                        The applicable
For taxable years beginning in:         Threshold Level
-------------------------------------------------------
           2003                            $40,000
           2004                            $45,000
    2005 and thereafter                    $50,000

If your AGI is less than $10,000 above your Threshold Level, you will still be able to make a deductible contribution but it will be limited in amount. The amount by which your AGI exceeds your Threshold Level (AGI--Threshold Level) is called your Excess AGI.
 The Maximum Allowable Deduction is $3,000 (or $3,500 if you have attained age 50).


You can estimate your Deduction Limit as follows:

($10,000 minus Excess AGI) divided by $10,000 times Maximum Allowable Deduction equals Deduction Limit


You must round down the result to the next lowest $10 level (the next lower number which ends in zero). For example, if the result is $1,524, you must round it down to $1,520. If the final result is below $200 but above zero, your Deduction Limit is $200. Your Deduction Limit cannot, in any event, exceed 100% of your compensation.

If you and your spouse file a joint tax return, and only one of you is an active participant, the applicable Threshold Level for the one who is not an active participant is $150,000 and the denominator of the fraction given above remains at $10,000.

Deductible Contributions

If you satisfy the eligibility requirements described above, contributions to your IRA will be deductible up to the deduction limit whether or not you itemize deductions on your federal income tax return. IRA or SEP-IRA contributions must be made by no later than the time you are required to file your income tax return for such year (i.e., April 15 if you are a calendar-year taxpayer) not including extensions.

Under a SEP-IRA agreement, the maximum annual contribution which your employer may make to a SEP-IRA contract is 25% of your compensation, but not more than $40,000 in 2003 (as adjusted for
inflation).    Under certain circumstances an employee may elect
to have the employer make salary-reduction contributions to a SEP.
 For 2002, the maximum elective deferral is $11,000. However, a catchup contribution is allowed for individuals who have attained age 50. The maximum contribution limit is increased $1,000 to $12,000 for calendar year 2003. Employer contributions to a SEP-IRA are excludable from your gross income rather than being deductible.

If you or your employer should contribute more than the maximum contribution amount of your IRA or SEP-IRA, the excess amount will be considered an "excess contribution." You are permitted to withdraw an excess contribution from your IRA or SEP-IRA before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, an excise tax will be imposed on the excess for the tax year of contribution. The excise tax is equal to 6% of the excess contributions.

Once the excise tax has been imposed, an additional excise tax for the following tax year can be avoided if the excess is:

o   withdrawn before the end of the following year, or

o treated as a current contribution for the following year.

No deductible contribution to your traditional IRA nor employee salary-reduction contribution to your SEP-IRA may be made by you during or after the tax year in which you attain age 70 1/2.

Nondeductible Contributions

Even if you are above the Threshold Level and thus may not make a deductible contribution, you may still contribute up to the lesser of 100% of compensation or $3,000 (or $3,500 if you have attained age 50) to a traditional IRA. The amount of your contribution which is not deductible will be a nondeductible contribution to the IRA. You may also choose to make a contribution nondeductible even if you could have deducted part or all of the contribution. Interest or other earnings on your IRA contribution, whether from deductible or nondeductible contributions, will not be taxed until taken out of your IRA and distributed to you.

If you make a nondeductible contribution to an IRA you must report the amount of the nondeductible contribution to the IRS by including Form 8606 as a part of your tax return for the year.
There is a $50 penalty for failure to file Form 8606, titled
"Nondeductible IRA  and Coverdell ESAs."

You may make a $3,000 contribution at any time during the year, if your compensation for the year will be at least $3,000, (or $3,500 if you have attained age 50) without having to know how much will be deductible. When you fill out your tax return you may then figure out how much is deductible.

You may withdraw an IRA contribution made for a year any time before April 15 of the following year. If you do so, you must also withdraw the earnings attributable to that portion and report the earnings as income for the year for which the contribution was made. If some portion of your contribution is not deductible, you may decide either to withdraw the nondeductible amount, or to leave it in the IRA and designate that portion as a nondeductible contribution on your tax return.

No non-deductible contribution to your traditional IRA may be made by you during or after the tax year in which you attain age 70
1/2.

Spousal IRAs

Your spouse may make a contribution to a spousal IRA if he or she files a joint tax return with you and his or her gross income (if any) for the taxable year is less than yours. The maximum amount allowable as a contribution to the spousal IRA is limited to the lesser of (a) $3,000, and (b) the total of both spouses' gross income reduced by the amount, if any, contributed for your own IRA and your own Roth IRA. This means that the total contributions that can be made to your and your spouse's IRAs can be as much as $6,000 for the taxable year. However, a catchup contribution is allowed for your spouse if your spouse has attained age 50. If your spouse qualifies for the catchup contribution, your spouse's maximum contribution is increased $500 to $3,500 for calendar year 2003. Thus, the maximum contribution that can be made for you and your spouse's IRAs if you both have attained age 50 is $7,000 for the taxable year 2003.

The amount which your spouse may deduct for a spousal IRA is limited by application of the rules for active participation as described in "Eligibility Requirements," above.

You may not make a contribution to your traditional IRA for any tax year during which and after you attain age 70 1/2. Your spouse, however, may make contributions to his or her spousal IRA until the tax year in which he or she reaches age 70 1/2 if the other conditions mentioned in the previous paragraphs are met.

Rollover Contributions

Once every year, you are permitted to withdraw any portion of the value of your traditional IRA or SEP-IRA and reinvest it in another traditional IRA, a qualified plan, a Section 403(a) annuity, an eligible Section 457 governmental plan (provided it agrees to separately account for funds received from an eligible retirement plan) and another Section 403(b) annuity (TSA). Also, certain withdrawals made from such plans may be contributed to your traditional IRA. This transfer of funds from one traditional IRA to another eligible retirement plan is called a "rollover".
To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in a traditional IRA or other eligible plan within 60 days after the date it is received. You will not be allowed a tax deduction for the amount of any rollover contribution. A direct transfer of funds from one IRA to another IRA or other eligible plan also is permitted. Such direct transfers are not limited to one per year.

A similar type of rollover can be made with the proceeds of a qualified distribution from a qualified retirement plan (including TSA and HR-10 plans). Distributions from tax-sheltered annuities or qualified pension or profit sharing plans that are eligible for "tax-free rollover" will be subject to an automatic 20% federal income tax withholding unless such amounts are directly rolled over to another qualified plan or individual retirement arrangement permitted under the Internal Revenue Code. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. Unless you were a self-employed participant in the distributing plan, you may later rollover such a contribution to another qualified retirement plan as long as you have not mixed it with IRA or SEP-IRA contributions.

Premature Distributions

At no time can interest in your IRA or SEP-IRA be forfeited. To insure that your contributions will be used for your retirement, the federal tax law does not permit you to use your IRA or SEP-IRA as a security for a loan or borrow on your IRA or SEP-IRA. Furthermore, as a general rule, you may not sell or assign your interest in your IRA or SEP-IRA to anyone. Use of an IRA or SEP-IRA as security or assignment of it to another will invalidate the entire annuity. The portion attributable to your deductible contributions and all earnings will be includible in your income in the year it is invalidated and will be subject to a 10% penalty if you are not at least age 59 1/2 or totally disabled, or if you do not meet certain other limited exceptions. (You may, however, assign your IRA or SEP-IRA without penalty to your former spouse in accordance with the terms of a divorce decree.)

You may surrender any portion of the value of your IRA or SEP-IRA.
 In the case of a surrender which does not qualify as a rollover, the amount withdrawn which is attributable to your deductible contributions and all earnings will be includible in your income and subject to the 10% penalty if you are not at least age 59 1/2 or totally disabled, or if you do not meet certain other limited exceptions described in the following sentences. The 10% penalty does not apply to:

o an amount equal to unreimbursed medical expenses in excess of 7.5% of your Adjusted Gross Income (AGI), or

o amounts withdrawn to pay for medical insurance for you and your spouse and dependents if you have separated from employment and received unemployment compensation for at least 12 consecutive weeks, and the withdrawal is made in the year unemployment compensation is received or in the following year, or

o surrenders for "qualified higher education expenses," or

o a withdrawal up to $10,000 which is a "qualified first-time home distribution."

Qualified higher education expenses include tuition, as well as room and board, fees, books, supplies and equipment required for enrollment or attendance at a post-secondary education institution. Such qualified higher education expenses may be incurred by you or your spouse, or any child or grandchild of you or your spouse. A qualified first-time home distribution is one which is used within 120 days to rebuild, build or buy your principal residence or the principal residence of your spouse, child, grandchild or ancestor in a situation in which you or your spouse did not have any ownership interest in a principal residence in the two years ending on the date of acquisition of the residence at issue.

There is no 10% penalty if the IRA distributions are in substantially equal amounts (at least annually) over your life or life expectancy, or the joint lives or life expectancies of you and your beneficiary, and there is no 10% penalty for payments due to your death.

The 10% penalty tax does not apply to the distribution of excess contributions if you receive such distribution on or before the due date (including extensions of time) for filing your tax return, you did not deduct such excess contribution, and you also received the net income attributable to such excess contribution.
 However, the net income must be reported and may be subject to the 10% penalty tax. Unless you are 59 1/2, totally disabled, or meet the limited exceptions mentioned in the previous paragraphs, a 10% penalty tax will be imposed on the part of an excess contribution greater than the maximum contribution limit which is withdrawn after your tax filing date.

Because nondeductible IRA contributions are made using income which has already been taxed (that is, they are not deductible contributions), the portion of the IRA distributions consisting of nondeductible contributions will not be taxed again when received by you. If you make any nondeductible IRA contributions, each distribution from your IRAs will consist of a nontaxable portion (return of nondeductible contributions) and a taxable portion (return of deductible contributions, if any, and account earnings).

The following formula is used to determine the nontaxable portion of your distributions for a taxable year:

Nondeductible Contributions Balance divided by (Year-end total of traditional IRA account balances plus distribution amount and outstanding rollovers) times Total Distributions (for the year) equals Nontaxable Distribution (for the year).

To compute the year-end total of traditional IRA account balances you treat all of your traditional IRAs as a single IRA. This includes all traditional IRAs, as well as SEP-IRAs, and Rollover IRAs. You also add back the distributions taken during the year.

Distributions

A. Inadequate or Underdistributions-50% Tax
Your IRA or SEP-IRA is intended to provide retirement benefits over your lifetime. Thus, federal law requires that you either receive a lump-sum distribution of your IRA or start to receive distribution payments by the April 1 of the calendar year following the calendar year in which you attain age 70 1/2. If you elect other than a lump-sum distribution, the distribution must begin not later than the commencement date previously stated, and for each succeeding year a distribution must be made on or before December 31. If the payments are not sufficient to meet the requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

B. Distribution Forms
By the required beginning date, you may elect to have the balance in the account disbursed in one of the following forms:

a single sum payment;

o   equal or substantially equal payments over your life;

o equal or substantially equal payments over the lives of you and your designated beneficiary;

o equal or substantially equal payments over a specified period that may not be longer than your life expectancy; or

o equal or substantially equal payments over a specified period that may not be longer than the joint life and last survivor expectancy of you and your designated beneficiary.

C. Death Benefits
If you die before your entire interest is distributed, the entire remaining interest will be disbursed as follows:

o If you die on or after disbursements have begun under B., the entire remaining interest must be disbursed at least as rapidly as elected under B.

o If you die before disbursements have begun under B., the entire remaining interest must be disbursed as elected by you or, if you have not so elected, as elected by the beneficiary or beneficiaries, as follows:

o by December 31st of the year containing the fifth anniversary of your death; or

o in equal or substantially equal payments over a period no longer than the life or life expectancy of the designated beneficiary or beneficiaries starting by December 31st of the year following the year of your death. If, however, the beneficiary is your surviving spouse, then this disbursement is not required to begin before December 31st of the year in which you would have turned 70 1/2.

The life expectancies described above will be calculated as of December 31 of the year following your death and will be reduced by one for each subsequent year for non-spouse beneficiaries. The life expectancy of a spouse beneficiary will be recalculated each subsequent year until the spouse's death. For each year after the year of the spouse's death, the spouse's remaining life expectancy will be reduced by one. If your spouse is your sole designated beneficiary on your death, such spouse may elect to be treated as you, the person originally establishing this IRA, or delay distributions until you would have reached age 70 1/2.

Prototype Status

The IRS reviewed the format of your IRA, and issued an opinion letter to us on May 19, 1986, stating that your IRA qualifies as a prototype IRA.

Reporting to the IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions, or 50% for distribution underpayments), you must file Form 5329 with the IRS. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

IRS regulations require us to report certain information to you with respect to the amount required to be distributed from your IRA for each calendar year after you attain age 70 1/2. (This reporting is not required with respect to IRAs of deceased owners.
 Also, this reporting is not required for Roth IRAs because there are no lifetime minimum distributions required for Roth IRAs.) These reporting requirements will take effect beginning with required minimum distributions for 2003.

In compliance with the regulations, we will furnish you with a statement of the amount of the required minimum distribution and the date by which such amount must be distributed. As an alternative, we may provide you with a statement that 1) informs you that a minimum distribution is required for the calendar year and the date by which such amount must be distributed and 2) includes an offer to furnish you, upon request, with a calculation of the amount of the required minimum distribution with respect to your IRA for that calendar year. Beginning with required minimum distributions for calendar year 2004, when we report this information to you we will also be required to report similar information to the IRS.

Part II.  SIMPLE-IRA

A SIMPLE-IRA is one that is issued in conjunction with your employer's "savings incentive match plan for employees" (SIMPLE-IRA plan) which meets the requirements of Section 408 (p) of the Internal Revenue Code (Code). You should consult with your employer concerning the actual provisions of the SIMPLE-IRA plan pertaining to participation requirements, the amount of employee and employer contributions and other SIMPLE-IRA plan provisions. The following discussion concerns your SIMPLE-IRA in place of the discussion concerning a traditional IRA or SEP-IRA in Part I, above or the discussion in Part III of Roth IRA, unless otherwise noted.

Contributions

Your SIMPLE-IRA will accept only a cash contribution made by an employer on your behalf under a SIMPLE-IRA plan that meets the requirements of Section 408(p) of the Code, and a rollover contribution or a transfer of assets from another SIMPLE-IRA of yours. No other contributions will be accepted.

Any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

Rollovers and Transfers

Prior to the expiration of the two-year period beginning on the date you first participated in any SIMPLE-IRA plan maintained by your employer, any rollover or transfer by you of funds from this SIMPLE-IRA must be made to another SIMPLE-IRA of yours. Any distribution of funds to you during this two-year period may be subject to a 25% additional tax as a premature distribution if you do not roll over the amount distributed into a SIMPLE-IRA. After the expiration of this two-year period, you may roll over or transfer funds to any of your IRAs that are qualified under
Section 408(a), (b) or (p) of the Code.

Premature Distributions, Distributions and Reporting to the IRS

Rules similar to those pertaining to SEP-IRAs as discussed in Part I, above, in relation to premature distributions and distributions generally apply to your SIMPLE-IRA. See the section entitled "Reporting to the IRS" in Part I for an appropriate discussion of those requirements.

Prototype Status

The IRS reviewed the format of your SIMPLE-IRA and issued an opinion letter to us on September 26, 1997, stating that your Contract qualifies as a prototype SIMPLE-IRA.

Part III.  Roth IRA

A Roth IRA must meet the requirements of Section 408A of the Code.
 The following discussion concerns your Roth IRA in place of the discussion concerning a traditional IRA or SEP-IRA in Part I, or the discussion of the SIMPLE-IRA in Part II, above, unless otherwise noted.

Contributions

If your Roth IRA is not designated as a Roth Conversion IRA, then, except in the case of a rollover contribution described in Section 408A(e) of the Code, it will accept only cash contributions and only up to a maximum amount of $3,000 for your 2003 tax year.
(The aggregate amount of contributions for all of your Roth IRAs and traditional IRAs may not exceed $3,000.) If this Roth IRA is designated as a Roth Conversion IRA, no contributions other than IRA Conversion Contributions made during the same tax year will be accepted. Contributions may be made even after you attain age 70 1/2.

However, a catchup contribution is allowed for you if you have attained age 50. If you qualify for the catchup contribution, your maximum contribution limit is increased $500 to $3,500 for the calendar year 2003.

A Roth Conversion IRA is a Roth IRA that accepts only IRA
Conversion Contributions made during the same tax year.

IRA Conversion Contributions are amounts rolled over, transferred, or considered transferred from a non-Roth IRA to a Roth IRA. A non-Roth IRA is an individual retirement account or annuity described in Section 408(a) or 408(b) of the Code, other than a Roth IRA.

Any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

Limitations on Contributions

The $3,000 (or $3,500 if you have attained age 50) limit described in the previous section is gradually reduced to $0 between certain levels of Adjusted Gross Income ("AGI"). If you are single, the limit on annual contributions is phased out between AGI of $95,000 and $110,000; if you are married and file jointly, between AGI of $150,000 and $160,000; and if you are married and file separately, between $0 and $10,000. You may not make an IRA Conversion Contribution during a tax year if your AGI for that year exceeds $100,000 or if you are married and file a separate return for that tax year. Roth IRA contributions must be made no later than the time you file your income tax return for that year (i.e., April 15, if you are a calendar year taxpayer) with no extensions.

If you should contribute more than the maximum contribution amount to your Roth IRA, the excess amount will be considered an "excess contribution." You are permitted to withdraw an excess contribution from your Roth IRA before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution. (See Reporting to the IRS in Part I, above.).

Tax Treatment of Contributions

No federal tax deduction is allowed for your contributions to a Roth IRA.

Required Distribution on Benefits (Required Only Upon Your Death)

(The term "designated beneficiary" means any individual designated as beneficiary by you.)

A. If you die before your entire interest is distributed and your surviving spouse is not your sole designated beneficiary, the entire remaining interest will at your election, or if you have not so elected, at the election of the designated beneficiary, either:

   (1) be distributed by December 31 of the year containing the fifth anniversary of your death; or



   (2) be distributed over the life expectancy of the designated beneficiary starting no later than December 31 of the year following your death.
       If distributions do not begin by the date described above, distribution method (1) will apply.

B. In the case of distribution method (A)(2) above, to determine the minimum annual payment for each year, divide your entire interest as of the close of business on December 31 of the preceding year, by the life expectancy of the designated beneficiary, using the attained age of the designated beneficiary as of the beneficiary's birthday in the year distributions are required to commence, and subtract one for each subsequent year.

C. If your spouse is your sole designated beneficiary on your death, such spouse may elect to be treated as you, the person originally establishing this Roth IRA, or delay distributions until you would have reached age
   70 1/2.

Taxation of Distributions

A distribution from your Roth IRA is not includible in income if it is a "qualified distribution." A "qualified distribution" is one that is made after the first five years beginning with the first tax year in which you made a contribution to your Roth IRA, and which is made when you are at least age 59 1/2 or totally disabled or to your beneficiary or your estate upon your death or due to a qualified first-time home distribution. (See the discussion under the Premature Distributions section of Part I, above, concerning what a qualified first-time home distribution is.)

If a distribution from your Roth IRA is not a qualified distribution as described in the previous paragraph, it will be includible in your income to the extent that it is not treated as made from a contribution. This is determined by adding your current distribution to the total amount of all previous distributions and comparing this total with the amount of your contributions to your Roth IRA.

If, within the 5 year period starting with the year of a Conversion Contribution, any part of a withdrawal from this Roth
IRA is from the taxable part of an amount converted, the 10% tax on premature distributions applies, unless one of the exceptions applies.

For purposes of determining the correct tax treatment of withdrawals (other than the withdrawal of excess contributions and the earnings on them), the following rule sets forth the order of withdrawal:

   1. Regular contributions;

   2. Conversion Contributions, on a first-in-first-out basis, and then taken account of as the taxable portion first and then the nontaxable portion;

3. Earnings on contributions.

As with a Traditional IRA, you may not use your Roth IRA as a security for a loan or borrow on your Roth IRA.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA, for example, going from a Roth IRA to a traditional IRA. This is called recharacterizing the contribution.

To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. The contribution will not be treated as having been made to the second IRA unless the transfer includes any net earnings allocable to the contribution. After the transfer has taken place, you cannot change your election to recharacterize.

You must report the recharacterization, and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made. No deduction is allowed for the contribution to the first IRA and any net earnings transferred with the recharacterized contribution are treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent that any deduction was allowed with respect to the contribution to the first IRA.

Prototype Status

Your Roth IRA is deemed to meet the statutory requirement for a Roth IRA pursuant to IRS guidelines.


                APPENDIX C - DISCLAIMERS

The Russell 2000 Index is a trademark/service mark of the Frank Russell Company. Russell is a trademark of the Frank Russell Company. Summit Fund and the Russell 2000 Small Cap Index Portfolio are not promoted, sponsored or endorsed by, nor in any way affiliated with Frank Russell Company. Frank Russell is not responsible for and has not reviewed the Prospectus, and Frank Russell makes no representation or warranty, express or implied, as to its accuracy, or completeness, or otherwise. Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change its Index. Frank Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating the Index.

Frank Russell Company's publication of the Index in no way suggests or implies an opinion by Frank Russell Company as to the attractiveness or appropriateness of the investment in any or all securities upon which the Index is based. Frank Russell Company makes no representation, warranty, or guarantee as to the accuracy, completeness, reliability, or otherwise of the index or data included in the index. Frank Russell Company makes no representation or warranty regarding the use, or the results of use, of the index or any data included therein, or any security (or combination thereof) comprising the index. Frank Russell Company makes no other express or implied warranty, and expressly disclaims any warranty of any kind, including, without means of limitation, any warranty of merchantability or fitness for a particular purpose with respect to the index or any data or any security (or combination thereof) included therein.

"Standard & Poor's(R)", "S&P(R), "S&P 500(R)", "Standard & Poor's 500(R)", "500," "S&P MidCap 400 Index," and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Summit Fund. The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's.
 See further discussion in the Summit Fund prospectus.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc.(including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to The Union Central Life Insurance Company (Licensee) is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index(R).
The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

This fund is not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the EAFE index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the EAFE index which is determined, composed and calculated by MSCI without regard to the issuer of this fund. MSCI has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the EAFE index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which this fund is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

Although MSCI shall obtain information for inclusion in or for use in the calculation of the indexes from sources which MSCI considers reliable, neither MSCI nor any other party guarantees the accuracy and/or the completeness of the indexes or any data included therein. Neither MSCI nor any other party makes any warranty, express or implied, as to results to be obtained by licensee, licensee's customers and counterparties, owners of the funds, or any other person or entity from the use of the indexes or any data included therein in connection with the rights licensed hereunder or for any other use. Neither MSCI nor any other party makes any express or implied warranties, and MSCI hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the indexes or any data included therein. Without limiting any of the foregoing, in no event shall MSCI or any other party have any liability for any direct, indirect, special, punitive, consequential or any other damages (including lost profits) even if notified of the possibility of such damages.

                        APPENDIX D

The contract in use through August 2003, is Union Central Form 8135. This contract form contains additional provisions concerning use of the guaranteed account as an Investment Option, death benefits, and maximum transfer fees. Below are the terms of the prospectus that accompanied use of contract Form 8135, and which still apply to those who own that contract. The capitalized terms have the same definitions as in this prospectus. Any additional defined terms are included in the applicable section.

1.  Guaranteed Account

Definitions:

Guaranteed Account: The portion (if any) of your Contract's accumulation value that is held in our general account and accumulates at a guaranteed rate as stated in your Contract.

Variable Account: The portion of your Contract's accumulation value that is invested in one or more Subaccounts of Carillon
Account. Your Variable Account is divided into one or Subaccouns to which you have allocated your accumulation value.

Premiums allocated to the Guaranteed Account and transfers to the Guaranteed Account become part of our general assets, which support our insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the Guaranteed Account have not been registered under the Securities Act of 1933 ("1933 Act") nor is Union Central registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither Union Central nor any interests in our general assets generally are subject to the provisions of the 1933 or 1940 Acts and it is understood that the SEC staff has not reviewed the disclosures in this prospectus which relate to the fixed portion of the Contract. Disclosures regarding the fixed portion of the Contract and Union Central, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. For complete details regarding the fixed portion, see the Contract itself.

The Guaranteed Account is the value of the Contract that is part of our general assets, other than those allocated to separate investment accounts such as Carillon Account. You may elect to allocate all or part of your premiums to the Guaranteed Account, and you may also transfer values from your Variable Account to the Guaranteed Account. We bear the full investment risk for all amounts allocated or transferred to the Guaranteed Account, whereas you bear the investment risk for amounts allocated or transferred to your Variable Account. We have sole discretion to invest our general assets, including assets funding the Guaranteed Account, subject to applicable law.

We guarantee that we will credit interest to the Guaranteed Account at an effective rate of at least the minimum rate required by state law per year, compounded annually. Interest in excess of the guaranteed rate may be used in the calculation of the Guaranteed Account at such increased rates and in such a manner as we may determine. ANY INTEREST CREDITED TO THE GUARANTEED ACCOUNT IN EXCESS OF THE MINIMUM GUARANTEED RATE WILL BE DETERMINED IN OUR SOLE DISCRETION.

We guarantee that, during the Pay-in Period, the Guaranteed
Account of the Contract will be at least equal to:
the total of all net premiums allocated to the Guaranteed Account;
plus

o  the total of all amounts transferred to the Guaranteed
   Account from the Variable Account; minus

o  the total of all amounts transferred from the Guaranteed
   Account to the Variable Account (including the transfer fee); minus

o the total of any administration fees attributable to the Guaranteed Account; minus

o  the total of all partial surrenders from the Guaranteed
   Account; plus

o  interest accumulated in the Guaranteed Account.

You may surrender all or part of your Guaranteed Account value at any time during the Pay-in Period prior to the death of the Annuitant. We intend to pay surrender requests upon receipt but reserve the right to delay payment of all surrenders from the Guaranteed Account for up to six months. Surrenders from the Guaranteed Account generally are subject to the same provisions that apply to surrenders from the Variable Account.

Amounts may be transferred among Subaccounts, or between the Guaranteed Account and Subaccounts, at any time during the Pay-in Period. There are no limits on the amount you may transfer out of the Guaranteed Account; the minimum amount that may be transferred is $300, or if less, the entire amount in the Investment Option. No transfers may be made with respect to fixed annuity benefit payments.

2.  Definition of Contract Owner

The following definition of contract owner substitutes for the definition on page CA-4:

"During the Annuitant's lifetime and prior to the Maturity Date, the person designated as the owner in the Contract or as subsequently changed. During the Pay-out Period, the Annuitant is the Contract Owner. After the Annuitant's death, the beneficiary is the Contract Owner. If a Contract has been absolutely assigned, the assignee is the Contract Owner. A collateral assignee is not a Contract Owner."

3. The following provision substitutes for the language under "Annuity Benefit Payments" on pages CA-6 and 7:

You can choose among a variety of types of fixed and variable annuity benefit payments to be made during the Pay-out Period.

If the Annuitant dies before the Maturity Date and the Annuitant was the Contract Owner or the Contract Owner is still living, then we will pay the beneficiary a death benefit equal to the greater of:

o   the Contract's accumulation value, or

o the sum of all premiums paid less any amounts deducted in connection with partial surrenders.

4. The following provision substitutes for the language under "Death Benefits" on pages CA-23 and 24:

"Death Benefits

If the Annuitant is the Contract Owner and dies during the Pay-in Period, or if the Annuitant dies during the Pay-in Period while the Contract Owner is living, then a death benefit will be paid to the Beneficiary. Subject to state insurance law, the death benefit will be the greater of:

o the sum of all premiums paid less any amounts deducted in connection with partial surrenders, including any surrender charge associated with those partial withdrawals; or

o the Contract's accumulation value on the date we receive Due Proof of Death.

This formula guarantees that the death benefit will at least equal the sum of all premiums paid (less any partial surrenders and surrender charges on such partial withdrawals), independent of the investment experience of Carillon Account.

If a Contract Owner who is not the Annuitant dies during the Pay-in Period and while the Annuitant is living, we normally will pay the Contract's accumulation value (measured as of the date we receive Due Proof of Death) to the Contract Owner's estate or to a successor Contract Owner. However, if the Contract Owner's spouse is the designated beneficiary under the Contract, that spouse will become the Contract Owner and no distribution will be required as a result of the death of the original Contract Owner.

If the Annuitant dies during the Pay-out Period, we will provide the death benefit, if any, contained in the particular annuity benefit option elected. "

5. Transfer Fees. The current transfer fee of $10 is the same, but the maximum transfer fee is $100, which would only be charged in circumstances where you transfer at least $100,000, or the entire variable account value of your Contract, if less, out of and into the same portfolio within 30 days, a practice commonly known as "day trading".

                         CARILLON ACCOUNT

                                of

            THE UNION CENTRAL LIFE INSURANCE COMPANY

   1876 Waycross Road - Cincinnati, Ohio 45240 - 513-595-2600


        STATEMENT OF ADDITIONAL INFORMATION FOR VA II SA


                        December __, 2003

     This Statement of Additional Information is not a prospectus. Much of the information contained in this Statement of Additional
Information expands upon subjects discussed in the Prospectus. Accordingly, this Statement should be read in conjunction with the current Prospectus for the VA II SA Charge] Variable Annuity, dated December __, 2003, which may be obtained by calling The Union Central Life Insurance Company ("Union Central") at (513) 595-2600, or writing to P.O. Box 40409, Cincinnati, Ohio 45240-0409.


                  --------------------------------



TABLE OF CONTENTS


                                                            Page

Distribution of Contracts . . . . . . . . . . . . . . . . . B-2
Determination of Annuity Payments . . . . . . . . . . . . . B-2
Performance Data Advertising. . . . . . . . . . . . . . . . B-3
Federal Tax Matters . . . . . . . . . . . . . . . . . . . . B-8
Miscellaneous Contract Provisions . . . . . . . . . . . . . B-10
Custody of Carillon Account's Assets. . . . . . . . . . . . B-11
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . B-11
Financial Statements of Carillon Account
and of Union Central. . . . . . . . . . . . . . .(following B-11)









               DISTRIBUTION OF CONTRACTS

     Contracts are offered on a continuous basis through life insurance agents of Union Central who are also registered representatives of Carillon Investments, Inc., or another broker-dealer member of the National Association of Securities Dealers, Inc.

     As underwriter of the Contracts, there have been no fees paid to Carillon Investments in prior years, since this Contract is new to the market. For Carillon Account as a separate account, for sales of two unrelated variable annuity contracts, the following distribution fees were paid to Carillon Investments, Inc., by Union Central:

                      Year      Amount
                      ----    ----------
                      2002    $3,241,287
                      2001    $1,852,782
                      2000    $3,034,333

              DETERMINATION OF ANNUITY PAYMENTS

     The amount of the first Variable Annuity payment is calculated by applying the Accumulation Value (less any premium tax charge deducted at this time), measured as of a date not more than 10 business days prior to the Maturity Date, to the Annuity Tables in the Contract. This is done separately for each amount to be used to provide an annuity reserved for in a different Subaccount.

     The first Variable Annuity payment is divided by the appropriate Annuity Unit value (as of the same date that the amount of the first payment was determined) to determine the number of Annuity Units upon which later annuity payments will be based. This number of Annuity Units will not change. Variable Annuity payments after the first will be equal to the number of Annuity Units determined in this manner times the Annuity Unit value for each respective Subaccount calculated on a uniform basis not more than 10 business days before each annuity payment is due.

     Annuity Unit Value - The value of an Annuity Unit in each
Subaccount was initially set at $10. Annuity Units of each Subaccount are valued separately and will vary with the investment experience of the particular Subaccount.

     The value of the Annuity Unit for each Subaccount at the end of any valuation period is calculated by: (a) multiplying the prior Annuity Unit value by the Subaccount's Net Investment Factor for the period; and then (b) adjusting the result to compensate for the interest rate assumed in the annuity tables used to determine the dollar amount of the first Variable Annuity payment.
 In this manner, the Annuity Unit values will most likely change (except when the investment performance exactly equals the assumed interest rate) for each annuity payment (although the number of Annuity Units will remain fixed) and therefore the amount of the Variable Annuity payments will most likely vary.

                 Performance Data Advertising

     We occasionally may publish advertisements that contain total return performance data relating to Carillon Account's Subaccounts. Tables of historical Accumulation Unit Values for each Subaccount may be included in advertising or sales literature that contains total return calculations as described below. The following table sets forth the performance data for each of the Subaccounts of the type that will be used in advertising, in each case for the period ended December 31, 2002. The results shown in this section are not an estimate or guarantee of future investment performance.

     The tables reflect both standardized returns and non-standardized returns. The non-standardized returns are based on the inception date of the underlying mutual funds, which in certain instances is prior to the date of its inclusion as a Subaccount in the Contracts. The non-standardized tables represent what the performance of the Subaccounts would have been if the Subaccounts had been both in existence and invested in the corresponding underlying mutual funds since the date of the underlying mutual funds' inception or for the indicated period. Because certain of the Subaccounts commenced operations at various times since Carillon Account was established on February 6, 1984, as indicated in the standardized tables below, and because the Contracts were not available during this entire period, these tables show hypothetical, rather than actual, performance numbers for the Subaccounts for any period prior to their inclusion as Subaccounts and since their inception, if they came into existence prior to their inclusion as Subaccounts. These are hypothetical total return numbers that represent the actual performance of the underlying mutual funds, adjusted for the fees and charges applicable to the Contracts.



                     VA II SA VARIABLE ANNUITY

                   Average Annual Total Return **
                (Based on Accumulation Unit Values)

                                     Inclusion   One     Five   Ten    Since
SUBACCOUNTS                          Date        Year    Years  Years  Inclusion
AIM V.I. Capital Appreciation Fund   07/03/2000  -25.44%   NA     NA   -26.69%
AIM V.I. Growth Fund                 07/03/2000  -31.96%   NA     NA   -35.58%
American Century VP Income & Growth  07/03/2000  -20.52%   NA     NA   -15.30%
MFS VIT Investors Trust Series       07/03/2000  -22.09%   NA     NA   -16.56%
Neuberger Berman AMT Guardian
Portfolio                            07/03/2000  -27.50%   NA     NA   -14.25%
Oppenheimer Main Street Fund
(formerly Main Street Growth
& Income Fund)/VA                    07/03/2000  -19.96%   NA     NA   -16.33%
Scudder VS I Capital Growth
Portfolio Class A                    07/03/2000  -30.20%   NA     NA   -25.47%
Summit Pinnacle Nasdaq-100 Index
Portfolio                            07/03/2000  -38.38%   NA     NA   -42.56%
Summit Pinnacle S&P 500 Index
Portfolio                            07/03/2000  -23.66%   NA     NA   -18.68%
Summit Pinnacle Zenith Portfolio     07/03/2000  -24.20%   NA     NA    -2.06%
Alger American MidCap Growth
Portfolio                            05/01/2001  -30.55%   NA     NA   -21.24%
Summit Pinnacle S&P MidCap 400
Index Portfolio                      07/03/2000  -16.36%   NA     NA    -5.51%
MFS VIT New Discovery Series         07/03/2000  -32.62%   NA     NA   -20.36%
Seligman Small-Cap Value Portfolio
Class 2                              05/01/2001  -16.73%   NA     NA     0.21%
Summit Pinnacle Russell 2000
Small Cap Index Portfolio            07/03/2000  -22.19%   NA     NA   -11.91%
FTVIPT Templeton Foreign Securities
Fund Class 2                         07/03/2000  -19.73%   NA     NA   -16.30%
Scudder VS I International
Portfolio Class A                    07/03/2000  -19.54%   NA     NA   -25.58%
MFS VIT High Income Series           07/03/2000    1.09%   NA     NA    -2.45%
Summit Pinnacle Bond Portfolio       07/03/2000    4.22%   NA     NA     5.48%
Scudder VS I Money Market
Portfolio                            07/03/2000    0.02%   NA     NA     1.95%
MFS VIT Total Return Series          07/03/2000   -6.53%   NA     NA     1.45%
Summit Pinnacle Balanced Index
Portfolio                            07/03/2000  -12.55%   NA     NA    -8.71%
Oppenheimer Global Securities
Fund/VA                              07/03/2000  -23.25%   NA     NA   -17.05%
Alger American Leveraged AllCap
Portfolio                            05/01/2001  -34.86%   NA     NA   -26.27%
American Century VP Value            07/03/2000  -13.87%   NA     NA     6.50%
MFS VIT Emerging Growth Series       07/03/2000  -34.71%   NA     NA   -34.36%
Seligman Communications and
Information Portfolio Class 2        05/01/2001  -37.14%   NA     NA   -28.57%



             Non-standardized Average Annual Total Return **
                  (Based on Accumulation Unit Values)

                                     Inception    One     Five   Ten    Since
SUBACCOUNTS                             Date      Year    Years  Years  Inception
AIM V.I. Capital Appreciation Fund   05/05/1993  -25.44%  -3.66%   NA     5.78%
AIM V.I. Growth Fund                 05/05/1993  -31.96%  -9.34%   NA     2.31%

American Century VP Income & Growth  10/30/1997  -20.52%  -1.65%   NA    -0.20%
MFS VIT Investors Trust Series       10/09/1995  -22.09%  -4.23%   NA     4.17%
Neuberger Berman
AMT Guardian Portfolio               10/31/1997  -27.50%   0.63%   NA     1.56%
Oppenheimer Main Street Fund
(formerly Main Street Growth
& Income Fund)/VA                    07/31/1995  -19.96%  -6.85%   NA     4.10%
Scudder VS I Capital Growth
 Portfolio Class A                   07/16/1985  -30.20%  -4.42%  5.46%   8.52%
Summit Pinnacle Nasdaq-100 Index
 Portfolio                           04/30/2000  -38.38%    NA     NA   -40.55%
Summit Pinnacle S&P 500
Index Portfolio                      12/29/1995  -23.66%  -2.37%   NA     5.03%
Summit Pinnacle Zenith Portfolio     06/07/1985  -24.20%  -3.42%  5.80%   8.45%
Alger American MidCap Growth
Portfolio                            05/02/1993  -30.55%   2.82%   NA    10.93%
Summit Pinnacle S&P MidCap 400
Index Portfolio                      04/30/1999  -16.36%    NA     NA     0.66%
MFS VIT New Discovery Series         04/29/1998  -32.62%    NA     NA     1.14%
Seligman Small-Cap Value Portfolio
Class 2                              04/30/2001  -16.73%    NA     NA     0.21%
Summit Pinnacle Russell 2000
Small Cap Index Portfolio            04/30/2000  -22.19%    NA     NA   -10.59%
FTVIPT Templeton Foreign Securities
Fund Class 2                         05/01/1992  -19.73%  -3.53%  6.23%   5.11%
Scudder VS I International
Portfolio Class A                    05/01/1987  -19.54%  -5.52%  2.91%   3.67%
MFS VIT High Income Series           07/26/1995    1.09%  -0.69%   NA     3.01%
Summit Pinnacle Bond Portfolio       08/26/1985    4.22%   3.52%  5.60%   7.08%
Scudder VS I Money Market Portfolio  07/31/1985    0.02%   2.90%  2.92%   3.76%
MFS VIT Total Return Series          01/03/1995   -6.53%   3.51%   NA     9.13%
Summit Pinnacle Balanced Index
Portfolio                            04/30/1999  -12.55%    NA     NA    -4.74%
Oppenheimer Global Securities
Fund/VA                              11/30/1990  -23.25%  -1.98%  6.53%   4.74%
Alger American Leveraged
AllCap Portfolio                     01/24/1995  -34.86%   1.77%   NA   11.93%
American Century VP Value            05/01/1996  -13.87%  -2.32%   NA   2.96%
MFS VIT Emerging Growth Series       07/24/1995  -34.71%  -4.81%   NA   3.19%
Seligman Communications and
Information Portfolio Class 2        05/01/2000  -37.14%    NA      NA   -31.92%


** Accumulation unit values and standardized returns are the same, since there are no surrender charges or annual administration fees to deduct.

     Average annual total return is the average annual compounded rate of return that equates a purchase payment on the first day to the market value of that purchase payment on the last day of the period for which total return is calculated. For purposes of the calculation, it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated. Expenses and charges incurred by the Fund and charges measured as a percentage of Subaccount assets are reflected in changes in unit values.

     The standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is published and nonstandardized average annual total return quotations will be current to the last day of the month preceding the date on which an advertisement is published. The standardized average annual return will be based on rolling calendar quarters and will cover periods of one, three, five, and ten years, and the period of time that has elapsed since inception of the Subaccount. The nonstandardized average annual total return will be based on rolling calendar months and will cover periods of one month, one, three, five and ten years, year-to-date, and the period of time that has elapsed since inception of the underlying fund.

     Any current yield quotations of the Money Market Fund, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return, and multiplying the base period return by (365/7) or (366/7) in a leap year. At December 31, 2002, the Money Market Fund's seven-day current unit value yield was - 0.25%.

     The Money Market Fund yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the underlying mutual fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the underlying mutual fund's expenses. Although the Money Market Fund determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. There is no assurance that the yields quoted on any given occasion will remain in effect for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that a contract owner's investment in the Money Market Fund is not guaranteed or insured. Yields of other money market funds may not be comparable if a different basis or another method of calculation is used.

     From time to time, advertisements may include comparisons of performance of the Subaccounts to that of various market indices, including, but not limited to: the Salomon Brothers Investment Grade Bond Index, the Salomon Brothers U.S. Treasury Bill Index, the Shearson Lehman Government/Corporate Bond Index, the S&P 500 Index, the S&P MidCap 400 Index, the Russell 2000 Index, the Nasdaq-100 Index, the Dow Jones Industrial Average, the Donoghue Money Fund 30-Day Average Yield, the Morgan Stanley Capital International EAFE Index, the NAREIT Index, and the Lipper Variable Insurance Products Performance Analysis Service.

     Advertisements may also include performance rankings (or information based on those rankings) compiled by various independent organizations, including but not limited to: Lipper Analytical Services Mutual Funds Survey, Lipper Variable Insurance Products Performance Analysis Service, The VARDS Report, Sylvia Porter Personal Finance, Financial Services Week, Consumer Reports, Money Magazine, Forbes Magazine, and Fortune Magazine.

     We may provide information on various topics to Contract owners and prospective Contract owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for any alternatives.

     Advertising, reports and sales literature may also contain other information including (i) the ranking of any Subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, (ii) the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis, and (iii) our rating or a rating of our claims paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.


                     FEDERAL TAX MATTERS

Taxation of Union Central

     Union Central is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code ("Code"). Since Carillon Account is not an entity separate from Union Central, and its operations form a part of Union Central, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of Carillon Account are reinvested and taken into account in determining the Accumulation and Annuity Unit values. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract. Under existing federal income tax law, separate account investment income and capital gains are not taxed to the extent they are applied to increase reserves under a Contract issued in connection with Carillon Account. Accordingly, Union Central does not anticipate that it will incur any federal income tax liability attributable to Carillon Account, and therefore Union Central does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in Union Central being taxed on income or gains attributable to Carillon Account or certain types of Contracts, then Union Central may impose a charge against Carillon Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

Tax Status of the Contracts

     Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund the shares of which are owned by separate accounts of insurance companies) underlying the Contract must be "adequately diversified" in accordance with Treasury regulations in order for the Contract to qualify as an annuity contract under Section 72 of the Code. Carillon Account, through each Portfolio of the Funds, intends to comply with the diversification requirements prescribed in regulations, which affect how the assets in each Portfolio of the Funds in which Carillon Account invests may be invested. Union Central does not have control over the Funds or their investments.
 However, Union Central believes that each Portfolio in which Carillon Account owns shares will meet the diversification requirements and that therefore the Contracts will be treated as annuities under the Code.

     The Treasury has stated that regulations on diversification requirements do not provide guidance concerning the extent to which contract holders may direct their investments to the Portfolios of the Funds. Regulations in this regard may be issued in the future. It is possible that when regulations are issued the Funds may not be in compliance with such regulations.
Although Union Central can provide no assurances that any such regulations will not adversely affect the tax treatment of existing Contracts in all events, based upon a private letter ruling Union Central has received on the Contracts, Union Central believes that any such regulations would be applied only on a prospective basis. For these reasons, Union Central reserves the right to modify the Contract as necessary to prevent the contract holder from being considered the owner of the assets of the Funds or otherwise to qualify the contract for favorable tax treatment.

     In addition, Nonqualified Contracts will not be treated as annuity contracts for purposes of Section 72 unless such contracts provide: (a) that if the contract holder dies on or after the annuity starting date but prior to the time before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution in effect at the time of the contract holder's death; and (b) if the contract holder dies prior to the annuity starting date, the entire interest must be distributed within five years after the death of the contract holder. These requirements should be considered satisfied if any portion of the contract holder's interest which is payable to or for the benefit of a "designated beneficiary" is distributed over the life of such designated beneficiary (or over a period that does not extend beyond the life expectancy of the designated beneficiary) and such distributions begin within one year of the contract holder's death. (A contract holder's designated beneficiary is the person to whom ownership of the Contract passes by reason of death and must be a natural person.) However, if the contract holder's designated beneficiary is the surviving spouse of the contract holder, the contract may be continued in the name of the spouse as the contract holder. Union Central believes that the Contracts described in this Prospectus meet these requirements. However, no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to assure that they comply with the Code requirements. Other rules may apply to Qualified Contracts.

     For a discussion of the tax treatment of the contracts as annuities under Section 72, see "Tax Status of the Contracts" in the Prospectus.


MISCELLANEOUS CONTRACT PROVISIONS

Delay of Payments

     Union Central will pay all amounts due under the Contract within seven days, unless:

     (1) The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

     (2) An emergency exists as defined by the Securities and Exchange Commission;

     (3) Federal regulators require us to block a Contract under federal regulations related to anti-money laundering, anti-terrorism or homeland security efforts; or

     (4) The Securities and Exchange Commission permits delay for the protection of the security holders.

Participating

     The Contract is issued on a participating basis, and as such is eligible to share in Union Central's profits and surplus to the extent determined by Union Central's Board of Directors in its sole discretion. Union Central anticipates that such participation, if at all, will be small in amount and will occur only in later years of the Contract.

Misstatement and Proof of Age, Sex or Survival

     Proof of age, sex, or survival of the Annuitant and any contingent Annuitant may be required prior to making annuity payments under any Annuity Option which depends on the continuation of life. If any age or sex has been misstated, Union Central will pay the amounts which would have been provided at the correct age and sex. After the annuity payments begin, Union Central will make up any underpayments in a lump sum with the next annuity payment. Any overpayments will be deducted from future annuity payments until the overpayment is made up.

Settlements

     Union Central may require the return of the Contract prior to any settlement. Due proof of the Annuitant's death must be received prior to settlement of a death claim.

Assignments

     The Contract Owner may assign the Contract prior to the Maturity Date and during the Annuitant's lifetime, subject to the rights of any irrevocable Beneficiary, although the ability to assign certain Qualified Contracts may be restricted. An assignment will not be binding until received in writing by Union Central, and Union Central will not be responsible for the validity of an assignment. An assignment or pledge of the Contract may result in income tax liability to the owner.

     No Beneficiary may assign benefits under the Contract until they are due, and to the extent permitted by law, payments are not subject to the debts of any Beneficiary or to any judicial process for payment of the Beneficiary's debts.

Modification

     Union Central may not modify the Contract without the consent of the Contract Owner except to make the Contract meet the requirements of the Investment Company Act of 1940, or to make the Contract comply with any changes in the Internal Revenue Code or as required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

         CUSTODY OF CARILLON ACCOUNT'S ASSETS

     Title to the assets of Carillon Account is held by Union
Central. Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts.

                         EXPERTS

     The financial statements of Carillon Account at December 31, 2002 and 2001 and for the periods then ended, and of The Union Central Life Insurance Company at December 31, 2002 and 2001 and for the years then ended, appearing in this Statement of Additional Information and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                        CARILLON ACCOUNT

                  PART C - OTHER INFORMATION


Item 24. Financial Statements and Exhibits
  (a) Financial Statements

      (1) The Financial Statements of the Registrant,
          Carillon Account, are included in Part B
      (2) The Financial Statements of the Depositor, The
          Union Central Life Insurance Company, are
          included in Part B
      (3) The Schedule of Investments in securities of unaffiliated issuers is included in the Carillon
          Account Financials and Notes

  (b) Exhibits
      (1) Resolution of the Board of Directors of The Union Central Life Insurance Company authorizing establishment of CA
      (2) Proposed form of Custodianship Agreement
      (3) Proposed form of Principal Underwriting Agreement -
      (4) Specimen Contract - filed herewith
      (5) Specimen Application - filed herewith
      (6) (a) Certificate of Incorporation of The Union Central
              Life Insurance Company - previously filed #
          (b) Code of Regulations of The Union Central Life
              Insurance Company - previously filed #
      (7) Not Applicable
      (8) None
      (9) Opinion of Theresa M. Brunsman, Esq., The Union Central Life Insurance Company - filed herewith
     (10) Consent of Ernst & Young LLP - to be filed by pre-effective amendment
     (11) None
     (12) Not applicable
     (13) Performance Calculations - to be filed by pre-effective amendment

#   Incorporated by reference to Registrant's initial registration statement on Form N-4 of its related variable annuity contract
(File No. 2-92146), filed July 11, 1984





Item 25. Directors and Officers of the Depositor

     Set forth below is a list of the directors and executive officers of The Union Central Life Insurance Company and the position held with the Company by each person.

Name and                               Principal Positions and
Business Address                       Offices with Depositor

James A. Anderson                      Director
3333 Burnet Avenue
Cincinnati, Ohio 45229

Senator Richard H. Finan               Director
11137 Main Street
Cincinnati, Ohio 45241

William A. Friedlander                 Director
36 East Fourth Street
Cincinnati, Ohio 45202

John H. Jacobs*                        Chairman of the Board,
                                       President and
                                       Chief Executive Officer

William G. Kagler                      Director
18 Hampton Lane
Cincinnati, Ohio 45208

Lawrence A. Leser                      Director
312 Walnut Street, 28th Floor
Cincinnati, Ohio 45202

Francis V. Mastrianna, Ph.D.           Director
5603 Flagstone Way
Milford, Ohio 45150

Mary D. Nelson, FSA                    Director
7900 Brill Road
Cincinnati, Ohio 45243

Thomas E. Petry                        Director
1500 Chiquita Center
250 East Fifth Street
Cincinnati, Ohio 45202

Larry R. Pike*                         Director

Myrtis H. Powell, Ph.D.                Director
8315 Crestdale Court
Cincinnati, Ohio 45236

Dudley S. Taft                         Director
312 Walnut Street
Suite 3550
Cincinnati, Ohio 45202

John M. Tew, Jr., M.D.                 Director
231 Albert Sabin Way
Cincinnati, Ohio  45267

Lisa A. Mullen*                        Senior Vice President,
                                       Controller, Treasurer

Gary T. Huffman*                       Executive Vice President,
                                       Products, Marketing &
                                       Service

Steven R. Sutermeister*                Executive Vice President
                                       and Chief Investment
                                       Officer

David F. Westerbeck*                   Executive Vice
                                       President, General
                                       Counsel and Secretary

Dale D. Johnson*                       Senior Vice President

Elizabeth G. Monsell*                  Senior Vice President


---------------------
*  P.O. Box 40888
   Cincinnati, Ohio  45240


Item 26. Persons Controlled by or Under Common Control with the
Depositor or Registrant

     Set forth below is a chart showing the entities controlled by The Union Central Life Insurance Company, the jurisdictions in which such entities are organized, and the percentage of voting securities owned by the person immediately controlling each such entity.


         THE UNION CENTRAL LIFE INSURANCE COMPANY, its Subsidiaries and Affiliates

I.   The Union Central Life Insurance Company (Ohio)

     A. Carillon Investments, Inc. (Ohio) - 100% owned

     B. Carillon Marketing Agency, Inc. (Delaware) - 100% owned

        a. Carillon Marketing Agency of Alabama, Inc. (Alabama)
           - 100% owned

        b. Carillon Marketing Agency of Idaho, Inc. (Idaho) -
           100% owned

        c. Carillon Marketing Agency of Kentucky, Inc.
           (Kentucky) - 100% owned

        d. Carillon Marketing Agency of Maine, Inc. (Maine
           - 100% owned

        e. Carillon Insurance Agency of Massachusetts, Inc.
           (Massachusetts) - 100% owned

        f. Carillon Marketing Agency of New Mexico, Inc. (New
           Mexico) - 100% owned

        g. Carillon Marketing Agency of Ohio, Inc. (Ohio) -
           100% owned

        h. Carillon Marketing Agency of Pennsylvania, Inc.
           (Pennsylvania) - 100% owned

        i. Carillon Marketing Agency of Texas, Inc. (Texas)
           - 100% owned

        j. Carillon Marketing Agency of Wyoming, Inc.
           (Wyoming)  - 100% owned

        k. Carillon Marketing Agency of Nevada, Inc. (Nevada)
           - 100% owned

     C. Summit Investment Partners, Inc. (Ohio) - 100% owned

     D. Family Enterprise Institute, Inc. (Delaware) -
        100% owned

     E. PRBA, Inc. (California) - 100% owned

        a. Price, Raffel & Browne Administrators, Inc.
           (Delaware) - 100% owned

     F. Summit Investment Partners, LLC (Ohio) - 100% owned

     G. Payday of America, LLC (Ohio) - 100% owned

     H. (Union Central Mortgage Funding, Inc. (Ohio) - 100% owned

II.  Mutual Funds of the Summit Group

     A. Summit Mutual Funds, Inc.* (Maryland)

* At December 31, 2002, The Union Central Life Insurance Company owned 80.98% of the outstanding shares of Summit Mutual Funds, Inc. Pinnacle Series.

Item 27. Number of Contractowners

     As of October 31, 2003, the total number of contractowners of qualified and non-qualified contracts offered by the Registrant was 0, since this contract is not yet available for sale.

Item 28. Indemnification

     Article 1701.13(E)(1) of the Ohio Revised Code provides in relevant part that a corporation may indemnify any person who is a party to a lawsuit or any other legal action other than one brought on behalf of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against expenses and amounts paid in connection with a lawsuit or action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action had no reasonable cause to believe his conduct was unlawful.

     Article VII of the Code of Regulations of The Union Central Life Insurance Company states that, "The Corporation shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other person whom it may indemnify pursuant thereto."

Item 29. Principal Underwriters

     (a) The principal underwriter of contracts for the Registrant is Carillon Investments, Inc. Carillon Investments, Inc. also acts as a principal underwriter for Summit Mutual Funds, Inc. Apex Series and Carillon Life Account.


     (b) Set forth below is a list of each officer and director of Carillon Investments, Inc. and the position held with the company by each person.

Name and Principal       Positions and
Business Address*        Offices with Underwriter
-------------------------------------------------
Harry Rossi              Director

Gary T. Huffman          Director

Steven R. Sutermeister   Director

Elizabeth G. Monsell     Director and President

Kevin W. O'Toole         Vice President

Connie Grosser           Vice President, Operations,
                         and Treasurer

Bernard A. Breton        Vice President and Compliance Officer

John F. Labmeier         Vice President and Secretary

John M. Lucas            Assistant Secretary

John R. Feldman          Assistant Vice President

Melissa A. MacKendrick   Assistant Treasurer

     (c) Other than distribution fees in the amount of $3,421,287, Carillon Investments, Inc. received no commissions or other compensation from the Registrant during 2002. The distribution fee amount is not related to this contract, since it was not available for sale during 2002.

--------------------------
* The principal business address of each person is 1876 Waycross Road, Cincinnati, Ohio 45240

Item 30. Location of Accounts and Records

     All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules thereunder are maintained by the Depositor at its principal office, 1876 Waycross Road, Cincinnati, Ohio 45240.

Item 31. Management Services

     None.

Item 32. Undertakings and Representations

     (a) The Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted, subject to SEC no-action letter guidance permitting the Registrant, under certain circumstances, to combine disclosure for discontinued products in the registration statements of their successor products.

     (b) The Registrant undertakes to include in the application to purchase a contract a space that an applicant can check to request a Statement of Additional Information.

     (c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available promptly upon written or oral request.


     The Registrant is relying on a no-action letter issued to the American Council of Life Insurance published November 28, 1988. The no-action letter provides certain assurances relying on compliance with Internal Revenue Code Section 403(b)(11) and certain provisions of the Investment Company Act of 1940. The Registrant represents it will comply with paragraph 1 - 4 of the no-action letter.

     The Union Central Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Union Central Life Insurance Company.

                       SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act, the Registrant, Carillon Account, and the Depositor, The Union Central Life Insurance Company, have duly caused this registration statement to be signed on their behalf by the undersigned, duly authorized, in the City of Cincinnati and the State of Ohio, on the 7th day of November, 2003.

                                 CARILLON ACCOUNT
                                   (Registrant)


                   THE UNION CENTRAL LIFE INSURANCE COMPANY
(SEAL)                           (Depositor)


Attest: /s/ John F. Labmeier    By:  /s/ John H. Jacobs
                                              President and
                                    Chief Executive Officer
                   The Union Central Life Insurance Company


     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following Directors and Officers of The Union Central
Life Insurance Company in the capacities and on the dates indicated.



Signature               Title                          Date
---------               -----                          ----
/s/ John H. Jacobs      President and                  11/07/2003
                        Chief Executive Officer
                        (Principal Executive Officer)

/s/ Lisa A. Mullen      Senior Vice President          11/07/2003
                        Controller, Treasurer
                        (Principal Financial and
                        Accounting Officer)


Signature                           Title       Date
---------                           -----       ----
*/s/ William A. Friedlander         Director    11/07/2003

*/s/ William G. Kagler              Director    11/07/2003

*/s/ Lawrence A. Leser              Director    11/07/2003

*/s/Francis V. Mastrianna, Ph.D.    Director    11/07/2003

*/s/ Mary D. Nelson, FSA            Director    11/07/2003

*/s/ Thomas E. Petry                Director    11/07/2003

*/s/ Myrtis H. Powell, Ph.D.        Director    11/07/2003

*/s/ Dudley S. Taft                 Director    11/07/2003

*/s/ John M. Tew, Jr., M.D.         Director    11/07/2003



*/ By David F. Westerbeck, pursuant to Power of Attorney previously filed.

             TABLE OF EXHIBITS


     (b) (4)   Specimen Contract

     (b) (5)   Specimen Application

     (b) (9)   Opinion of Counsel